

2025

Annual Report

Financial Summary

(in thousands, except per share and ratio data)	Fiscal Year:		Change
	2025	2024	
Net sales	$ 1,578,887	$ 1,458,603	8.2%
Operating income	77,770	107,231	-27.5%
Net earnings (see note 1)	41,224	63,318	-34.9%
Stockholders' equity	633,023	582,893	8.6%
Diluted earnings per share (see note 1)	$ 5.90	$ 8.56	-31.1%
Total stockholders' equity per equivalent common share (see note 2)	$ 90.70	$ 81.69	11.0%
Total debt/equity ratio	0.62	1.10	
Current ratio	3.52	6.40	

Note 1: Seneca Foods Corporation uses the last-in, first out ("LIFO") accounting methodology for valuing inventory as it believes this method allows for better matching of current production costs to current revenue. The LIFO accounting methodology decreased net earnings by $25.9 million (a reduction of $3.71 per diluted share) and by $16.8 million (a reduction of $2.28 per diluted share) in fiscal years 2025 and 2024, respectively. The net earnings impact is calculated by applying the statutory rate of 24.9% for fiscal year 2025 and 24.6% for fiscal year 2024 to the pre-tax LIFO charge.

Note 2: Equivalent common shares are either common shares or, for convertible preferred shares, the number of common shares that the preferred shares are convertible into.

Description of Business

Seneca Foods Corporation ("Seneca" or the "Company") conducts its business almost entirely in food packaging, which comprised 98% of the Company's total net sales in fiscal year 2025. Canned vegetables represented 83%, frozen vegetables represented 8%, fruit products represented 6%, and snack products represented 1% of the total food packaging net sales. Non-food packaging sales, which primarily related to the sale of cans, ends, seed and outside revenue from the Company's aircraft operations, represented 2% of the Company's fiscal year 2025 net sales.

Approximately 13% of the Company's packaged foods were sold under its own brands, or licensed trademarks, including Seneca®, Libby's®, Green Giant®, Aunt Nellie's®, CherryMan®, Green Valley® and READ®. The remaining 87% of packaged foods were sold under other segments including private labels, food service, restaurant chains, international, contracting packaging, and industrial.

Fairport, New York
June 12, 2025

To Our Shareholders,

The Company recorded net earnings for fiscal 2025 of $41.2 million or $5.90 per diluted share on net sales of $1,578.9 million versus net earnings of $63.3 million or $8.56 per diluted share on net sales of $1,458.6 million in fiscal 2024. Despite cost challenges relating to the short pack in 2024 and effects of ongoing and most notably steel tariffs, fiscal year 2025 was another pretty good year. As a reminder, it is always important to consider that included in our current year's earnings is the impact of our LIFO accounting method for inventory. For fiscal year 2025 this represented a $34.5 million non-cash charge to earnings before income taxes vs a $22.3 million non-cash charge to earnings before income taxes for fiscal 2024. These LIFO charges were expected given the continued impact of inflation and the afore mentioned pack related costs. Without the LIFO charge, the Company's fiscal 2025 and 2024 net earnings would be $67.1 million or $9.61 per diluted share and $80.1 million or $10.84 per diluted share respectively.

The fiscal 2025 packing season was one of the most difficult in my 38 years with the Company. While Mother Nature often delivers some challenges, the 2024 growing season was historic with persistent wet weather during critical portions of our planting and growing season. While we have significant geographic spread, our facilities are still located in the major growing regions for the crops we process. From early May until mid-August our Minnesota and Wisconsin growing regions experienced the wettest period since the 1880's. This led to extended periods of time when no planting was able to be accomplished and there was significant damage to crops that were growing due to the excess rainfall. When the pack was concluded, between the crops that were prevented from being planted and the reduced yield for acres harvested, we delivered tonnage to our processing facilities at 70-75% of budget, depending upon the crop. This represents the poorest overall tonnage delivery in memory. Our plants performed as well as could be expected but ran well below capacity much of the season and costs from the 2024 pack reflect the reduced volume and suboptimal operating posture. It was only plentiful inventories from the 2023 crop that allowed us to meet the fifty-two week needs of our customers. The good news is that coming in to the 2025 pack season, inventories will be at normal to below normal levels. As such, our production plan for the upcoming season will be to run our facilities at capacity in order to meet customer demand going forward and to replenish an appropriate level of safety stock.

The past year certainly saw the rate of inflation moderating but we still saw increases in labor and some other costs. Raw product contract prices for the 2024 crop to our more than 1,100 producer partners were down approximately 20% from the previous year but were more than offset by the significant impact of the weather related short pack season. As we developed pricing for the coming 2025 pack season we saw even further decreases driven by the weak commodity markets that we benchmark against. In our business, in addition to the normal fixed costs associated with the plant, our facilities are only operating during the harvest season and incur significant offseason expense in getting ready for the next season that also effectively becomes fixed. When we have reduced volume, the impact on our unit cost is significant. These offseason costs are largely sunk and there is simply no way to mitigate when faced with a short pack, highlighting the importance of running our plants at capacity each year.

In addition, some of our business is under fixed price annual contracts where we had limited opportunity to pass along increased costs. However, where possible, we did make necessary adjustments. In times like these, the value of our copack business characterized by low margins but with "actual cost plus" pricing is highlighted. Certainly, our desire is to focus on the lowest possible cost for our customers and ultimately the consumer, but pricing must remain sustainable in challenging times such as these. On balance, we did experience some cost driven margin compression reflected in the year's overall results.

Imports continued to be an area of concern, all-be-it less so than several years ago as our inventories supported our ability to supply our customers' needs. To some degree, shortages through the pandemic led to the establishment of these supply chains and the related uptick in imports. Many customers seem to be realizing that the additional challenges around logistics, quality, reliability and tariff risk are not worth the lower costs that sometimes accompany imports. It should be understood that a portion of these import supply chains were established following COVID where our industry was not able to meet demand and actually had shortages. Imports from these sources have been slowly declining over the past year as our inventories supported our customers needs, but more recently the tariffs have really shut off the flow of imports of our products. A silver lining to the shadow cast by tariff impacts.

I would like to spend a few words discussing the impact of steel tariffs on our business. Of course, given the volatility of the situation, my comments are qualified to reflect the situation as we presently know it. For starters, we have been dealing with steel tariffs since 2018. Over that period one of the two tinplate producers in the U.S. has closed and the industry has gone from twelve tin coating lines pre-tariff to just four today, with only three operating. This situation has led to domestic production only being able to supply 25% (generously) or so of domestic demand and has resulted in a significantly higher reliance on imports. Given the high price of tin plate in the U.S. relative to other parts of the world, it remains an attractive market for many suppliers despite the 25% Section 232 tariffs that have been in place. While there were modifications announced to the tariffs in March under the current administration, it left the impact from most countries unchanged. Only those who had previously been exempted were now brought under the 25% tariff. Tinplate is the most significant part of the cost structure for the products we sell. While tinplate cost has increased at least 70% since tariffs were first broadly applied in 2018, these costs are largely incorporated in to our selling price structure. However, the March changes combined with the recent announcement doubling steel tariffs from 25% to 50%, which was not only unexpected and the impact is still being evaluated, will inevitably lead to increased costs to the consumer.

As we look at our unit volumes over the past year we are very pleased. Total unit volumes over the past year were up just under 6% vs the previous year, with increases in almost all sales channels. Areas with reductions were Food Service and Frozen which were down 2% and 5% respectively almost entirely driven by the short pack of 2024 and lack of key items to sell. Our Branded Retail business benefited from a full year of Green Giant volume as opposed to the previous year when those volumes were split between our Branded and Co-pack channels. Regarding Green Giant we are pleased with where we are and have stopped the distribution declines relating to the previous owner and have begun to see new business with our expanded offerings of new items, including Green Giant canned pumpkin. Our International business has stabilized after declines the past couple of years associated with increased costs relating to steel tariffs as well as unfavorable exchange rates. Presently, it faces significant uncertainty as tariffs of the current administration and retaliatory tariffs from our trading partners play out. We remain committed to this cyclical business and recent exchange rate movements have been favorable. Our Co-pack segment volumes were up versus last year and based upon volume commitments for 2025 will continue to see increases, barring an unfavorable 2025 growing and packing season. As previously mentioned, our Canned Food Service business was down slightly as a result of continued pressure from imports to many of the school and state bid customers. We are already seeing opportunities in this channel as tariffs impact the level of imports in the market. We also are seeing more opportunities for strategic relationships with customers interested in reliable supply in Food Service and the National Chain Account segments that we are pursuing. Overall, we remain focused on unit volume and have a very aggressive production plan in place for 2025 with our facilities running at capacity.

Turning for a moment to our fruit and snack businesses including Gray & Company and Seneca Snack. First, our Snack business had a very good year with volumes for our Branded Seneca Apple Chips up slightly. Additionally, we worked with a national retailer to introduce a new item under their private label that has done exceptionally well. We also continue to explore other opportunities to utilize existing capacity. We are seeing some pricing pressure on raw apples as tariffs have limited imported apple concentrate from China creating more demand for domestic concentrate but believe that necessary adjustments to our pricing will be modest. We remain pleased with where we are at Seneca Snack.

Moving to our Gray & Company maraschino and glace business, we really had an exceptional year in fiscal 2025. We have finally fully integrated all of the acquisitions over the past years and have incorporated all of the major investments there and are seeing the benefits. Tariffs will impact our glace fruit business leading to price increases to pass along, in as much as all candied pineapple and orange peel is imported from Thailand and the EU respectively. The other area that we are working hard on is evaluating natural alternatives to the artificial coloring used for cherries. While we do not use the already scheduled to be banned Red 3, we do use Red 40 which has recently been targeted for voluntary phase out. There are natural alternatives that we have been working with although they do not duplicate the traditional red color of a maraschino cherry, and present operational and shelf-life challenges in addition to significant incremental costs for the natural alternatives. More work is needed here but in the current environment there are a lot of people working to find solutions should Red 40 be phased out.

In the area of natural colors we also see great opportunities. As a part of our vegetable business we have for many years supplied a completely natural red color using a proprietary beet variety. We believe that we are the only domestic producer of this particular product, given its extremely high concentration of red color relative to competitive alternatives. We grow the crop, extract the color and have been a supplier to other companies who specialize in the food coloring channel. With recent actions to ban Red 3, to say nothing of the potential to phase out Red 40, we are seeing significantly increased demand for our products to the point that we will be making significant investments to further expand capacity.

Full-time staffing, particularly for skilled hourly positions, remains a challenge for the business requiring continuous monitoring and adjustments to remain competitive and attractive as an employer. Regarding our seasonal workforce it cannot be overemphasized that this workforce is absolutely essential to our success. Many of our seasonal employees have been with us for decades and may represent third and even fourth generations working for the Company. Over the past five years or so we have made significant investments in wages to remain competitive as well as over $21 million in seasonal housing that we believe are the key factors helping to keep us an attractive employer to our workforce. As we entered the 2024 pack season, for the first time in memory, we actually had a waiting list of seasonal workers interested in joining us. Our experience ahead of the 2025 recruiting season has been similar. We are continuously evaluating what we can do to remain attractive and competitive in order to recruit and retain our workforce in both the fulltime and seasonal areas for which we heavily rely on and appreciate.

While we continue to view our stock as undervalued and buybacks remain part of our capital allocation strategy once other capital needs are met, given the performance of the stock over the past year our repurchases were just 194,370 shares at an average price of $59.64 vs fiscal 2024 where we repurchased 634,231 shares at an average price of $52.23 per share. The fiscal year 2025 repurchases represented just 2.8% of our outstanding shares and impacted diluted earnings per share by $0.16 per share increasing to $5.90 per share.

While we evaluated several opportunities, no acquisitions of interest presented themselves over the past year. Our focus over the course of the year was on returning higher than desired inventories to more normalized levels which, with some help from Mother Nature, has been accomplished. We are well-positioned to take advantage of whatever opportunities of interest might come along. As always, we will continue to support the Company's capital expenditure needs to assure that our facilities remain modern and efficient and able to take advantage of strategic growth opportunities where available, such as the previously mentioned natural color potential.

Regarding the balance sheet, we have dramatically reduced inventory levels over the past year and we continue to manage our balance sheet to remain in a very strong position. At year-end the Company's total debt-to-equity ratio was 0.62. During the year, we refinanced our revolver and upsized from the previous $400 million facility to $450 million. We continue to take a conservative approach as it relates to the balance sheet and liquidity management and believe that we have adequate debt capacity to take advantage of any opportunities that might come along.

As has been reported for several years now we moved the day to day management of our pension plan to an Outsourced Chief Investment Officer arrangement in coordination with our internal Investment Committee. The performance of the plan continues to be good with our pension in a very strong funded status. At the end of fiscal 2025, the plan funding status was at 134.8% vs 122.2% the previous year and no contributions have been made since fiscal 2021.

The past year reminds us of the ups and downs inherent in the commodity business that we are in. Our discipline to maintain our unit volume despite what is a shrinking market in some parts of our business has contributed to our market leadership position. To reiterate, we continue to believe that a strong balance sheet is key to having the financial wherewithal to ride out whatever challenges lie ahead.

As I conclude my comments in what is my fifth Annual Letter to you, I remain humbled by the opportunity to lead such a wonderful organization. The loyalty and commitment of our employees to the Company is inspiring. The uncommon longevity that we enjoy across our employee base as well as the multi-generational nature of many employees is a tribute to the strong culture that has been built over time.

To our shareholders, as I always do, I would like to extend our sincere appreciation for your ongoing support and confidence in our company. As an organization that provides safe and nutritious products to consumers, we take seriously our role in the food supply and hope that you are as proud as we are to be part of such a worthwhile effort. What we do makes a real difference in people's lives.

Sincerely,

President and Chief Executive Officer

Management's Discussion and Analysis of Financial Condition and Results of Operations

Our Business

Seneca is a leading provider of packaged fruits and vegetables, with facilities located throughout the United States. Its high quality products are primarily sourced from more than 1,100 American farms. The Company's product offerings include canned, frozen and jarred produce, and snack chips. Its products are sold under private label as well as national and regional brands that the Company owns or licenses, including Seneca®, Libby's®, Green Giant®, Aunt Nellie's®, CherryMan®, Green Valley® and READ®. The Company's fruits and vegetables are sold nationwide by major grocery outlets, including supermarkets, mass merchandisers, limited assortment stores, club stores and dollar stores. The Company also sells its products to foodservice distributors, restaurant chains, industrial markets, other food processors, export customers in approximately 55 countries and federal, state and local governments for school and other food programs. Additionally, the Company packs canned and frozen vegetables under contract packing agreements.

The Company's business strategies are designed to grow its market share and enhance sales and margins. These strategies include: 1) expand the Company's leadership in the packaged fruit and vegetable industry; 2) provide low cost, high quality fruit and vegetable products to consumers through the elimination of costs from the Company's supply chain and investment in state-of-the-art production and logistical technology; 3) focus on growth opportunities to capitalize on higher expected returns; and 4) pursue strategic acquisitions that leverage the Company's core competencies.

All references to years are fiscal years ended March 31 unless otherwise indicated.

Fluctuations in Commodity, Production, Distribution and Labor Costs

We purchase raw materials, including raw produce, steel, ingredients and packaging materials from growers, commodity processors, steel producers and packaging suppliers. Raw materials and other input costs, such as labor, fuel, utilities and transportation, are subject to fluctuations in price attributable to a number of factors. Fluctuations in commodity prices can lead to retail price volatility and can influence consumer and trade buying patterns. The cost of raw materials, fuel, labor, distribution and other costs related to our operations can increase from time to time significantly and unexpectedly, the impact of which could increase our cost of products sold and reduce our profitability.

We experienced material cost increases to various production inputs during the last several years due to a number of factors, including but not limited to, supply chain disruptions, steel supply and pricing, raw material shortages, labor shortages, and the conflict between Russia and Ukraine. While we have no direct exposure to this foreign conflict, it had a negative impact on the global economy which increased certain of our input costs. While some of the factors mentioned above have started to ease and stabilize during fiscal year 2025, our costs remain elevated as compared to historical levels.

We attempt to manage costs by locking in prices through short-term supply contracts, advance grower purchase agreements, and by implementing cost saving measures. We also attempt to offset rising input costs by raising sales prices to our customers. However, increases in the prices we charge our customers may lag behind rising input costs. Competitive pressures and pricing methodologies employed in the various sales channels in which we compete may also limit our ability to raise prices in response to rising costs. To the extent we are unable to avoid or offset any present or future cost increases, our operating results could be materially adversely affected.

Results of Operations - Fiscal Year 2025 versus Fiscal Year 2024

The following discussion is a comparison between fiscal year 2025 and fiscal year 2024 results. For a discussion of the Company's results of operations for the year ended March 31, 2024 compared to the year ended March 31, 2023, please refer to the information under the section "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 2024, which was filed with the Securities and Exchange Commission ("SEC") on June 13, 2024.

Net Sales:

The following table presents net sales by product category (in thousands):

| | Fiscal Year: | |
	2025	2024
Canned vegetables	$ 1,314,315	$ 1,204,823
Frozen vegetables	124,714	120,795
Fruit products	92,378	87,435
Snack products	14,995	13,400
Other	32,485	32,150
	$ 1,578,887	$ 1,458,603

Management's Discussion and Analysis of Financial Condition and Results of Operations

Net sales for fiscal year 2025 totaled $1,578.9 million as compared to $1,458.6 million for fiscal year 2024. The overall net sales increase of $120.3 million, or 8.2%, was due to higher sales volumes contributing $85.5 million to net sales, complemented by higher selling prices and favorable mix, which provided favorability of $34.8 million, as compared to the prior fiscal year.

Net sales of canned vegetables, frozen vegetables, and fruit products increased over the prior fiscal year as volume in each of these product categories was higher. Elevated pricing necessitated by the material cost increases experienced by the Company also contributed to an increase in net sales for these product categories.

Net sales of snack products increased as compared to the prior fiscal year primarily driven by increased volume.

Operating Income:

The following table sets forth the percentages of net sales represented by selected items for fiscal year 2025 and fiscal year 2024 reflected in our Consolidated Statements of Net Earnings (percentages shown as absolute values):

| | Fiscal Year: | |
	2025	2024
Gross margin	9.5%	12.9%
Selling, general, and administrative expense	4.8%	5.6%
Other operating income, net	0.2%	0.0%
Operating income	4.9%	7.4%
Interest expense, net	2.1%	2.3%
Other non-operating income	0.6%	0.7%
Income taxes	0.8%	1.3%

Gross Margin – Gross margin is equal to net sales less cost of products sold. As a percentage of net sales, gross margin was 9.5% for fiscal year 2025 as compared to 12.9% for fiscal year 2024. The decrease in gross margin for fiscal year 2025 was primarily driven by continued elevated costs, which outpaced the increase in net sales as compared to fiscal year 2024. Finished goods sold by the Company during fiscal year 2025 primarily consisted of products produced during either the preceding year or current year seasonal packs; both of which have a higher cost on a per unit basis as compared to previous fiscal years. Refer to the material cash requirements section below for additional discussion of the factors impacting the respective seasonal pack. Additionally, the Company recorded a LIFO charge of $34.5 million in fiscal year 2025 versus a LIFO charge of $22.3 million in fiscal year 2024, which equated to a year-over-year unfavorable impact to gross margin of $12.2 million.

Selling, General and Administrative Expense – Selling, general and administrative expense for fiscal year 2025 decreased $5.8 million from fiscal year 2024. Selling, general and administrative expense was 4.8% of net sales in fiscal year 2025 and 5.6% of net sales in fiscal year 2024. The decrease in selling, general, and administrative expense as a percentage of net sales was mainly due to the increase in net sales during fiscal year 2025 and the fixed nature of certain expenses.

Other Operating Income, net – The Company had net other operating income of $3.0 million in fiscal year 2025, primarily driven by gains of $4.1 million on the sale of land in the Midwest, which was offset by $1.0 million for the disposal of various spare equipment.

The Company had net other operating income of $0.2 million in fiscal year 2024, which was driven primarily by gains on the sale of non-operational assets in the Pacific Northwest, partially offset by transition service fees incurred in connection with an asset acquisition. Refer to Note 15 of the Notes to Consolidated Financial Statements for further details of that transaction.

Non-Operating Income (Expense):

Interest Expense, Net – Interest expense as a percentage of net sales was 2.1% for fiscal year 2025 as compared to 2.3% for fiscal year 2024. Interest expense decreased slightly from $34.0 million in the prior fiscal year to $33.2 million for fiscal year 2025 as a result of lower average borrowings outstanding under the Company's revolving credit facility in fiscal year 2025 as compared to fiscal year 2024.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Other Non-Operating Income – Other non-operating income totaled $10.0 million and $9.8 million in fiscal years 2025 and 2024, respectively, and is comprised mainly of the non-service related pension amounts that are actuarially determined. The non-service related pension amounts can either be income or expense depending on the results of the actuarial calculations. For details of the calculation of the pension amounts, refer to Note 9 of the Notes to Consolidated Financial Statements. Other non-operating income also includes the patronage distribution associated with the Company's term loans. The patronage distribution varies each year and there is no guarantee that an amount will be received by the Company; for further details refer to Note 6 of the Notes to Consolidated Financial Statements.

Income Taxes – As a result of the aforementioned factors, pre-tax earnings decreased from $83.0 million in fiscal year 2024 to $54.5 million in fiscal year 2025. Income tax expense totaled $13.3 million and $19.7 million in fiscal years 2025 and 2024, respectively. The Company's effective tax rate was 24.3% and 23.7% in fiscal years 2025 and 2024, respectively. The main drivers of the increase to the effective tax rate in fiscal year 2025 as compared to fiscal year 2024 resulted from changes in the valuation allowance, state return to accrual adjustments, expirations and other adjustments of state tax credits, and differences in the overall permanent tax adjustments. For additional details of the calculation of the effective tax rate, refer to Note 8 of the Notes to Consolidated Financial Statements.

Earnings per Share:

	Fiscal Year:	
	2025	2024
Basic earnings per common share	$ 5.95	$ 8.64
Diluted earnings per common share	$ 5.90	$ 8.56

For details of the calculation of these amounts, refer to Note 3 of the Notes to Consolidated Financial Statements.

Liquidity and Capital Resources:

Material Cash Requirements – The Company's primary liquidity requirements include debt service, capital expenditures and working capital needs. The Company may also seek strategic acquisitions to leverage existing capabilities and further build upon its existing business. Liquidity requirements are funded primarily through cash generated from operations and external sources of financing, including the revolving credit facility.

During the preceding fiscal years, working capital needs trended higher than previously experienced by the Company in part because of larger annual pack sizes needed to replenish the Company's post-pandemic inventory levels to meet customer demand, and because of supply chain challenges and inflationary pressure in the steel industry which impacted can manufacturing operations. To successfully navigate the uncertainty driven by inflation and import tariffs, and a desire to diversify its steel supply, the Company employed a strategic approach during those fiscal years and increased steel coil purchases to better position itself for subsequent years. The higher cost of steel coil raw materials translated into an elevated container cost and ultimately resulted in an increased cost per unit for the associated finished good product. Working capital was likewise unfavorably impacted during the preceding fiscal years as the Company experienced material cost increases implemented by suppliers affecting various other production inputs aside from steel. These economic conditions contributed to higher cash outflows and an increased cost per unit for the associated finished good product.

From the standpoint of available inventory, the Company's larger seasonal pack sizes in fiscal year 2024 driven by favorable growing conditions, coupled with lower sales, resulted in higher inventory levels for finished goods as of March 31, 2024. These higher inventory levels provided the Company with additional availability of products leading into fiscal year 2025, resulting in a lower planned seasonal pack and the opportunity to normalize working capital trends, specifically surrounding inventory.

During fiscal year 2025, the Company has experienced an easing of working capital needs driven by the factors previously mentioned. However, adverse weather conditions during the planting and harvesting seasons had a notable impact, especially in the upper Midwest where the Company has its primary growing region. Challenging growing conditions and reduced crop yields resulted in a seasonal pack that was lower than originally planned. This in turn has resulted in a higher-cost seasonal pack on a per unit basis for fiscal year 2025; however, the overall costs from a cash requirements perspective are favorable as compared to the preceding fiscal years.

The Company believes that its operations along with existing liquidity sources will satisfy its cash requirements for at least the next twelve months. This includes the Company's expectation with respect to Term Loan A-1 that matures on June 1, 2025, that it will maintain or have access to sufficient liquidity to retire or refinance long-term debt at maturity or otherwise, primarily using cash on hand, as well as access to the capital markets, and its revolving credit facility. The Company has borrowed funds and continues to believe that it has the ability to do so at reasonable interest rates; however additional borrowings would result in increased interest expense. The Company does not have any off-balance sheet financing arrangements.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Summary of Cash Flows – The following table presents a summary of the Company's cash flows from operating, investing, and financing activities (in thousands):

	Fiscal Year:	
	2025	2024
Cash provided by (used in) operating activities	$ 335,475	$ (82,963)
Cash used in investing activities	(34,814)	(47,202)
Cash (used in) provided by financing activities	(262,124)	129,762
Net increase (decrease) in cash, cash equivalents and restricted cash	38,537	(403)
Cash, cash equivalents and restricted cash, beginning of period	11,853	12,256
Cash, cash equivalents and restricted cash, end of period	$ 50,390	$ 11,853

Net Cash Provided by (Used in) Operating Activities – For fiscal year 2025, cash provided by operating activities was $335.5 million, which consisted of $208.1 million from changes in operating assets and liabilities, coupled with net earnings of $41.2 million and non-cash charges of $86.2 million. The non-cash charges were largely driven by $44.8 million of depreciation and amortization, $5.0 million of non-cash lease expense, and a $34.5 million LIFO charge. The change in operating assets and liabilities was favorably impacted by improved working capital needs during the current fiscal year. The Company experienced a lower utilization of cash for inventories resulting from the higher inventory levels carried into the current fiscal year along with a reduced fiscal year 2025 seasonal pack due to adverse weather conditions. This is consistent with the factors discussed above within the material cash requirements section.

For fiscal year 2024, cash used in operating activities was $83.0 million, which consisted of a use of cash of $215.1 million by operating assets and liabilities partially offset by net earnings of $63.3 million, adjusted by non-cash charges of $68.8 million. The non-cash charges were largely driven by $43.5 million of depreciation and amortization, $7.3 million of non-cash lease expense, and a $22.3 million LIFO charge. The change in operating assets and liabilities was largely due to inventories being a use of cash driven by higher finished goods inventory levels and by the material cost inflation to various production inputs. The increase in inventories was also impacted by finished goods acquired in the asset acquisition. Refer to Note 15 of the Notes to Consolidated Financial Statements for further details of that transaction.

The cash requirements of the business fluctuate significantly throughout the year to coincide with the seasonal growing cycles of vegetables. The majority of the inventories are produced during the packing months, from June through November, and are then sold over the following twelve months. Cash flow from operating activities is one of the Company's main sources of liquidity, excluding usual seasonal working capital swings.

Net Cash Used in Investing Activities – Net cash used in investing activities was $34.8 million for fiscal year 2025 and consisted of cash used for capital expenditures of $37.2 million and $2.7 million paid as deposits to vendors for the installation of a new can manufacturing line. Partially offsetting those amounts, the Company received proceeds from the sale of assets totaling $5.1 million.

Net cash used in investing activities was $47.2 million for fiscal year 2024 and consisted of cash used for capital expenditures of $36.6 million and $18.7 million paid as deposits to vendors for the installation of a new can manufacturing line. Offsetting those amounts, the Company received proceeds from the sale of assets totaling $8.1 million.

Net Cash (Used in) Provided by Financing Activities – Net cash used in financing activities was $262.1 million for fiscal year 2025, driven primarily by a net paydown on the Company's revolving credit facility of $236.2 million. The Company paid $1.6 million of costs in connection with the refinancing of its revolving credit facility. The Company also made payments totaling $20.3 million on its term loans and finance obligation during fiscal year 2025. Partially offsetting the outflows was a $12.4 million increase in note payable borrowings associated with the Company's new can manufacturing line which was converted to a finance obligation during the current fiscal year. Additionally, the Company used cash of $11.6 million to purchase treasury stock and made payments of $4.8 million on finance leases.

Net cash provided by financing activities was $129.8 million for fiscal year 2024, driven primarily by a net $114.2 million increase on the Company's term loan and note payable, as well as an increase in net borrowings on the Company's revolving credit facility of $56.6 million during fiscal year 2024. Cash used to purchase treasury stock of $33.0 million and to make payments on finance leases of $8.0 million partially offset the cash provided by financing activities.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Debt – The Company's primary cash requirements are to make payments on the Company's debt, finance seasonal working capital needs and to fund capital expenditures. Internally generated funds and amounts available under the revolving credit facility are the Company's primary sources of liquidity, although the Company believes it has the ability to raise additional capital, if it desires.

Note Payable and Finance Obligation – During fiscal year 2024, the Company entered into an unsecured note payable with an individual lender for an interim financing arrangement associated with deposits paid to vendors for the installation of a new can manufacturing line located at one of the Company's plant facilities. The note payable had a variable interest rate based upon the Secured Overnight Financing Rate ("SOFR") plus 1.80% with interest payable monthly.

During fiscal year 2025, subsequent to the final installation of the can manufacturing line in September 2024, the Company took title and recorded an addition to property, plant and equipment of $21.3 million and a corresponding reduction of the vendor deposits which were recorded within other assets on the Consolidated Balance Sheet. After taking title to the equipment, the Company and the lender entered into a financing agreement for the can manufacturing line which commenced in September 2024 and is recorded as a finance obligation on the accompanying Consolidated Balance Sheets. In connection with this transaction, the note payable was cancelled. The finance obligation has a maturity date of September 14, 2031 and a monthly payment of $0.3 million which is comprised of principal and interest at a fixed rate of 5.56%.

Future minimum payments under the finance obligation are as follows (in thousands):

Fiscal years ending March 31:		
2026	$	3,684
2027		3,684
2028		3,684
2029		3,684
2030		3,684
Thereafter		5,524
Total minimum payment required		23,944
Less interest		3,888
Total finance obligation		20,056
Amount due within one year		2,635
Finance obligation, less current portion	$	17,421

Revolving Credit Facility – On December 23, 2024, the Company entered into a Loan and Security Agreement (the "Agreement"), with Wells Fargo Bank, National Association as agent for the various lenders of a senior revolving credit facility of up to $450.0 million that is seasonally adjusted to a maximum of $400.0 million during the months of April through July (the "Revolver").

The Agreement refinanced and replaced in its entirety the Fourth Amended and Restated Loan and Security Agreement dated as of March 24, 2021, as amended from time to time, with Bank of America, N.A. as agent, issuing bank, and syndication agent, and BofA Securities, Inc. as lead arranger (the "2021 Agreement"). The Agreement maintains many of the key characteristics of the 2021 Agreement including the variable interest rate based on SOFR plus an applicable margin, type of collateral, borrowing base requirements and financial covenant calculation, if applicable.

The Revolver is secured by substantially all of the Company's accounts receivable and inventories and contains borrowing base requirements as well as a financial covenant, if certain circumstances apply. The Company utilizes its Revolver for general corporate purposes, including seasonal working capital needs, to pay debt principal and interest obligations, and to fund capital expenditures and acquisitions. Seasonal working capital needs are affected by the growing cycles of the vegetables the Company packages. The majority of vegetable inventories are produced during the months of June through November and are then sold over the following twelve months. Payment terms for vegetable produce are generally three months but may vary and range from approximately one to seven months. Therefore, the Company's need to draw on the Revolver may fluctuate significantly throughout the year.

The interest rate benchmark for borrowings under the Revolver is based upon SOFR plus an applicable margin, as defined in the Agreement. In order to maintain availability of funds under the revolving credit facility, the Company pays a commitment fee on the unused portion of the Revolver. As of March 31, 2025, the unused portion of the Revolver was $442.0 million. The Revolver has a five-year term and matures on December 24, 2029. Accordingly, the Revolver balance is included in Long-Term Debt on the accompanying Consolidated Balance Sheets.

Management's Discussion and Analysis of Financial Condition and Results of Operations

In connection with the Revolver refinance, certain lenders exited the syndicate and were replaced by new syndicate members. The portion of the transaction in which certain lenders exited was accounted for as an extinguishment resulting in the write-off of an immaterial amount of unamortized deferred costs. The portion of the transaction comprised of lenders that remained in the syndicate was accounted for as a modification, resulting in the Company continuing to defer the remaining unamortized costs over the term of the Revolver. Additionally, the Company incurred $1.6 million of new debt issuance costs which will be deferred over the term of the Revolver and amortized on a straight-line basis. On the closing date, a repayment of $70.0 million was made to satisfy the outstanding revolving credit facility obligations immediately prior to the refinance transaction, and a corresponding Revolver borrowing of the same amount was drawn to fund the payment. The Consolidated Statement of Cash Flows reflects the payment of debt issuance costs and the gross repayment and borrowing amounts for the Revolver within financing activities.

The following table summarizes certain quantitative data for Revolver borrowings during fiscal year 2025 and fiscal year 2024 (in thousands, except for percentages):

	As of:	
	March 31, 2025	March 31, 2024
Outstanding borrowings	$ 1,000	$ 237,225
Interest rate	5.83%	6.93%

	Fiscal Year:	
	2025	2024
Maximum amount of borrowings drawn during the period	$ 233,063	$ 290,968
Average outstanding borrowings	$ 124,606	$ 162,780
Weighted average interest rate	6.86%	6.78%

Term Loans – On January 20, 2023, the Company entered into a Second Amended and Restated Loan and Guaranty Agreement with Farm Credit East, ACA (the "Term Loan Agreement") which governs two term loans, as summarized below:

Term Loan A-1: The Term Loan Agreement provides for the continuation of a $100.0 million unsecured term loan with a maturity date of June 1, 2025 and fixed interest rate of 3.3012%. Quarterly principal payments are $1.0 million on Term Loan A-1. Upon maturity, the Company paid the Term Loan A-1 in full using available cash on hand.

Term Loan A-2: The Term Loan Agreement adds an additional term loan in the amount of $175.0 million that will mature on January 20, 2028, and is secured by a portion of the Company's property, plant and equipment. Term Loan A-2 bears interest at a variable interest rate based upon SOFR plus an additional margin determined by the Company's leverage ratio. Quarterly payments of principal outstanding on Term Loan A-2 in the amount of $1.5 million commenced on March 1, 2023. The Company's historical practice is to hold term debt until maturity. The Company expects to maintain or have access to sufficient liquidity to retire or refinance long-term debt at maturity or otherwise, from operating cash flows, access to the capital markets, and its Revolver. The Company continuously evaluates opportunities to refinance its debt; however, any refinancing is subject to market conditions and other factors, including financing options that may be available to the Company from time to time, and there can be no assurance that the Company will be able to successfully refinance any debt on commercially acceptable terms at all.

On May 23, 2023, the Term Loan Agreement was amended by the Second Amended and Restated Loan and Guaranty Agreement Amendment which amends, restates and replaces in its entirety Term Loan A-2 (the "Amendment"). The Amendment provides a single advance term facility in the principal amount of $125.0 million to be combined with the outstanding principal balance of $173.5 million on Term Loan A-2 into one single $298.5 million term loan ("Amended Term Loan A-2"). Amended Loan Term A-2 is secured by a portion of the Company's property, plant and equipment and bears interest at a variable interest rate based upon SOFR plus an additional margin determined by the Company's leverage ratio. Quarterly payments of principal outstanding on Amended Term Loan A-2 in the amount of $3.75 million commenced on June 1, 2023. The Amendment continues all aspects of Term Loan A-1 as defined in the Term Loan Agreement. As of March 31, 2025, the interest rate on Amended Term Loan A-2 was 6.57%.

The Amendment for Term Loan A-1 and Term Loan A-2 (collectively, the "Term Loans") contains restrictive covenants usual and customary for loans of its type, in addition to financial covenants including minimum EBITDA and minimum tangible net worth which apply to both Terms Loans described above. In connection with the Amended Term Loan A-2, the Company incurred $1.1 million of financing costs which will be deferred and amortized over the life of the term loan.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Debt repayment requirements in each of the five subsequent fiscal years are presented below (in thousands):

Fiscal years ending March 31:		
2026	$	96,000
2027		15,000
2028		238,500
2029		-
2030		1,000
Total	$	350,500

The Company believes that its cash flows from operations, availability under its Revolver, and cash and cash equivalents on hand will provide adequate funds for the Company's working capital needs, planned capital expenditures, operating and administrative expenses, and debt service obligations for at least the next twelve months and the foreseeable future.

Restrictive Covenants – The Company's debt agreements, including the Revolver and Term Loans, contain customary affirmative and negative covenants that restrict, with specified exceptions, the Company's ability to incur additional indebtedness, incur liens, pay dividends on the Company's capital stock, make other restricted payments, including investments, transfer all or substantially all of the Company's assets, enter into consolidations or mergers, and enter into transactions with affiliates. The Company's debt agreements also require the Company to meet certain financial covenants including a minimum EBITDA and minimum tangible net worth. The Revolver contains borrowing base requirements related to accounts receivable and inventories and also requires the Company to meet a financial covenant related to a minimum fixed charge coverage ratio if (a) an event of default under the Agreement has occurred or (b) availability on the Revolver is less than the greater of (i) 10% of the commitments then in effect and (ii) $30.0 million. The most restrictive financial covenant in the debt agreements is the minimum EBITDA within the Term Loans which for fiscal year 2025 was greater than $75.0 million in EBITDA. The Company computes its financial covenants as if the Company were on the first-in, first out ("FIFO") method of inventory accounting. The Company has met all such financial covenants as of March 31, 2025.

The Company's debt agreements limit the payment of dividends and other distributions, subject to availability under the Revolver. There is an annual total distribution limitation of $50,000, less aggregate annual dividend payments totaling $23,181 that the Company presently pays on two outstanding classes of preferred stock. See Note 10 of the Notes to Consolidated Financial Statements for additional information on the Company's preferred stock.

Standby Letters of Credit – The Company has standby letters of credit for certain insurance-related requirements. The majority of the Company's standby letters of credit are automatically renewed annually, unless the issuer gives cancellation notice in advance. On March 31, 2025, the Company had $7.0 million in outstanding standby letters of credit. These standby letters of credit are supported by the Company's Revolver and reduce borrowings available under the Revolver.

Obligations and Commitments:

The Company is party to various contractual obligations involving commitments to make payments to third parties. These obligations impact the Company's short-term and long-term liquidity and capital resource needs. Certain contractual obligations are reflected on the Consolidated Balance Sheet as of March 31, 2025, while others are considered future obligations. Contractual obligations primarily consist of operating leases, purchase obligations and commitments, principal payments on long-term debt and related interest payments, and income taxes. All of these arrangements require cash payments over varying periods of time. Certain of these arrangements are cancelable on short notice and others require additional payments as part of any early termination. See Notes 6 and 7 of the Notes to Consolidated Financial Statements for information related to the Company's debt and leases, respectively.

Purchase obligations and commitments consist of open purchase orders to purchase raw materials, including raw produce, steel, ingredients and packaging materials, as well as commitments for products and services used in the normal course of business. The Company expects that the majority of these purchase obligations and commitments will be settled within one year.

The Company's contractual obligations related to income taxes are primarily related to unrecognized tax benefits. See Note 8 of the Notes to Consolidated Financial Statements for information related to income taxes.

Management's Discussion and Analysis of Financial Condition and Results of Operations

In the normal course of its business, the Company has posted a surety bond and a surety-backed letter of credit which serve as collateral for its workers' compensation policy. The primary purpose of these instruments is to indemnify the beneficiary should the Company be unable to fulfill its obligations for claims asserted under the workers' compensation policy. Both the surety bond and the surety-backed letter of credit are automatically renewed annually, unless the issuer gives cancellation notice in advance. As of March 31, 2025, the available undrawn amount of the surety bond and the surety-backed letter of credit was $4.0 million and $13.8 million, respectively. The Company is not aware of any outstanding claims made against either of these instruments.

The Company has no off-balance sheet debt or other unrecorded obligations other than the commitments noted above.

Impact of Seasonality on Financial Position and Results of Operations:

The Company's production cycle begins with planting in the spring followed by harvesting and packaging during the second and third fiscal quarters with sales spanning over the following twelve months. Minimal food packaging occurs in the Company's last fiscal quarter ending March 31, which is the optimal time for maintenance, repairs and equipment changes in its packaging plants. The supply of commodities, current pricing, and expected new crop quantity and quality affect the timing and amount of the Company's sales and earnings. When the seasonal harvesting periods of the Company's major vegetables are newly completed, inventories for these packaged vegetables are at their highest levels. For peas, the peak inventory time is mid-summer and for sweet corn and green beans, the Company's highest volume vegetables, the peak inventory is in mid-autumn. The seasonal nature of the Company's production cycle results in inventory and accounts payable typically reaching their lowest point in mid-to-late first quarter prior to the new seasonal pack commencing. As the seasonal pack progresses, these components of working capital both increase until the pack is complete.

The Company's fruit and vegetable sales exhibit seasonal increases in the third fiscal quarter due to increased retail demand during the holiday season. In addition, the Company sells canned and frozen vegetables to a co-pack customer on a bill and hold basis during the pack cycle, which typically occurs in the second and third quarters. Given the seasonal nature of the Company's sales, the accounts receivable balance typically reaches its highest point at the end of the second fiscal quarter.

The following table shows quarterly information for selected financial statement items during fiscal years 2025 and 2024 to illustrate the Company's seasonal business (in thousands):

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Fiscal Year 2025:				
Net sales	$ 304,727	$ 425,465	$ 502,856	$ 345,839
Gross margin	42,691	42,871	49,110	15,529
Net earnings	12,661	13,303	14,659	601
Accounts receivable, net (at quarter end)	96,448	108,533	70,829	96,330
Inventories (at quarter end)	841,847	944,887	735,682	603,955
Accounts payable (at quarter end)	62,460	213,015	70,791	43,580
Revolver outstanding (at quarter end)	209,189	146,421	42,196	1,000
Fiscal Year 2024:				
Net sales	$ 298,664	$ 407,475	$ 444,481	$ 307,983
Gross margin	55,289	58,118	54,033	20,778
Net earnings (loss)	23,111	24,779	17,675	(2,247)
Accounts receivable, net (at quarter end)	84,964	128,380	89,928	79,767
Inventories (at quarter end)	735,124	1,013,447	968,889	872,692
Accounts payable (at quarter end)	117,700	321,579	125,182	40,326
Revolver outstanding (at quarter end)	52,064	134,757	258,108	237,225

Critical Accounting Estimates:

In certain circumstances, the preparation of the Consolidated Financial Statements in conformity with generally accepted accounting principles in the United States ("GAAP") requires management to use judgment to make certain estimates and assumptions. Critical accounting estimates are defined as those that involve a significant level of estimation uncertainty and have had, or are reasonably likely to have, a material impact on the financial condition or results of operations of the Company. These estimates affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the Consolidated Financial Statements and the reported amounts of net sales and expenses during the reporting period. Actual results may differ from these estimates.

Management believes the accounting estimates listed below are those that are most critical to the portrayal of the Company's financial condition and results of operations, and that require management's most difficult, subjective, or complex judgments in estimating the effect of inherent uncertainties. Refer to Note 1 of the Notes to Consolidated Financial Statements for a detailed discussion of significant accounting policies.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Trade Promotion Expenses – The Company records both direct and estimated reductions to sales for trade promotions at the time of sale of the respective product. For estimated reductions, the Company maintains an accrual for customer promotional programs, in-store display incentives, and other sales and marketing expenses. This accrual requires management judgment regarding the volume of promotional offers that will be redeemed by the customer and is based on a combination of historical data on performance of similar programs and specific customer program activity. The amounts are subject to fluctuation due to the level of sales and marketing programs, and timing of deductions. Accrued trade promotions were $7.0 million and $10.0 million as of March 31, 2025 and 2024, respectively, and are included in other accrued expenses on the Consolidated Balance Sheets.

Inventories – The Company uses the lower of cost, determined under the last-in, first-out ("LIFO") method, or market, to value substantially all of its inventories. In the high inflation environment that the Company has been experiencing, the Company believes that the LIFO method is preferable over the first-in, first-out ("FIFO") method because it better matches the cost of current production to current revenue. An actual valuation of inventory under the LIFO method is made at the end of each fiscal year based on the inventory levels and costs at that time.

Pension Expense – The Company has a defined benefit plan (the "Plan") which is subject to certain economic and demographic assumptions. The funded status of the Plan is dependent upon key assumptions, including the discount rate, mortality, and the rate of increase in compensation levels. Additionally, the Plan's funded status is dependent on other factors such as the actual return on plan assets. Certain assumptions reflect the Company's historical experience and management's best judgment regarding future expectations. Management reviews these assumptions at least annually and uses independent actuaries to assist in formulating assumptions and making estimates.

The discount rate used is determined in conjunction with the Company's actuary by reference to a current yield curve and by considering the timing and amount of projected future benefit payments. The expected return on plan assets is determined by evaluating the mix of investments that comprise the asset portfolio and external forecasts of future long-term investment returns, along with input from independent pension consultants. With respect to the mortality assumption, the Society of Actuaries' published mortality tables and projection scales are used in developing the estimates of mortality. Assumptions for increases in the rate of compensation are based on management estimates, which incorporate historical experience and overall compensation trends in the current business environment.

The Plan's funded status increased $23.3 million during fiscal year 2025 reflecting the actual fair value of plan assets and the projected benefit obligation as of March 31, 2025. This funded status increase was primarily driven by a $19.1 million reduction to the projected benefit obligation, as described in more detail below, and a $4.2 million increase in the fair value of plan assets.

During fiscal year 2025, the actuarial gain in the Plan's projected benefit obligation was driven by an increase in discount rates and changes in demographic assumptions to better reflect future plan experience, partially offset by the reflection of an assumed salary increase rate for fiscal year 2026 in excess of the long-term rate. Additionally, the Company completed a lump-sum payout during fiscal year 2025 to certain terminated vested Plan participants which resulted in payments of $10.2 million. During fiscal year 2024, the actuarial gain in the Plan's projected benefit obligation was driven by an increase in discount rates, partially offset by the annual update in plan census data resulting in losses and the reflection of an assumed salary increase rate for fiscal year 2025 in excess of the long-term rate. Plan assets increased from $288.9 million as of March 31, 2024 to $293.1 million as of March 31, 2025 primarily due to favorable return on plan assets which outpaced payments of benefits.

The Plan was amended to freeze accruals to new hires and rehires effective January 1, 2020. Refer to Note 9 of the Notes to Consolidated Financial Statements for the full defined benefit plan disclosures.

Non-GAAP Financial Measures:

Adjusted net earnings, EBITDA, and FIFO EBITDA are non-GAAP financial measures and are provided for informational purposes only. The Company believes these non-GAAP financial measures provide investors with helpful information to evaluate financial performance, perform comparisons from period to period, and compare results against the Company's industry peers. A non-GAAP financial measure is defined as a numerical measure of the Company's financial performance that excludes or includes amounts so as to be different from the most directly comparable measure calculated and presented in accordance with GAAP in the Consolidated Balance Sheets and related Consolidated Statements of Net Earnings, Comprehensive Income, Stockholders' Equity and Cash Flows. The Company does not intend for this information to be considered in isolation or as a substitute for other measures prepared in accordance with GAAP.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Adjusted net earnings are calculated on a FIFO basis which excludes the impact from the application of LIFO. Set forth below is a reconciliation of reported net earnings before income taxes to adjusted net earnings (in thousands):

	Fiscal Year:			
		2025		2024
Earnings before income taxes, as reported	$	54,483	$	82,999
LIFO charge		34,474		22,342
Adjusted earnings before income taxes		88,957		105,341
Income taxes (1)		21,843		25,177
Adjusted net earnings	$	67,114	$	80,164

    (1)   For fiscal years 2025 and 2024, income taxes on adjusted earnings before income taxes were calculated using the income tax provision amounts of $13.3 million and $19.7 million, respectively, and applying the statutory rates of 24.9% and 24.6%, respectively, for each of the respective periods to the pre-tax LIFO charge.

The Company believes EBITDA is often a useful measure of a Company's operating performance because EBITDA excludes charges for depreciation, amortization, non-cash lease expense, and interest expense as well as the Company's provision for income tax expense. EBITDA is frequently used as one of the bases for comparing businesses in the Company's industry. FIFO EBITDA also excludes non-cash charges related to the LIFO inventory valuation method. The Company's revolving credit facility and term loan agreements use FIFO EBITDA in the financial covenants thereunder.

Set forth below is a reconciliation of reported net earnings to EBITDA and FIFO EBITDA (in thousands):

	Fiscal Year:			
		2025		2024
Net earnings	$	41,224	$	63,318
Income taxes		13,259		19,681
Interest expense, net of interest income		33,245		34,020
Depreciation and amortization (1)		49,795		50,729
Interest amortization (2)		(565)		(447)
EBITDA		136,958		167,301
LIFO charge		34,474		22,342
FIFO EBITDA	$	171,432	$	189,643

    (1)   Includes non-cash lease expense consistent with financial covenant calculations.

    (2)   Reconciling item needed to exclude debt issuance cost amortization from the amount shown for interest expense.

Recent Accounting Pronouncements:

The Company evaluates recent accounting pronouncements to determine the potential impact they may have on the consolidated financial statements. Refer to Note 1 of the Notes to Consolidated Financial Statements for additional information and discussion about recently adopted accounting pronouncements and recently issued accounting pronouncements not yet adopted.

Management's Discussion and Analysis of Financial Condition and Results of Operations

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Our exposure to market risk for changes in interest rates relates primarily to the amount of interest expense we expect to pay with respect to our Revolver and Amended Term Loan A-2 (collectively, "Variable Rate Debt"), which are tied to the variable market rate SOFR. Interest rates on the remainder of our long-term debt, including Amended Term Loan A-1 and the finance obligation, are fixed and not subject to interest rate volatility. The Company uses its Variable Rate Debt for general corporate purposes, including seasonal working capital needs, to pay debt principal and interest obligations, and to fund capital expenditures and acquisitions. With $401.2 million in average Variable Rate Debt during fiscal year 2025, a hypothetical 1% change in interest rates would have had a $4.0 million impact on interest expense.

Commodity Risk

The materials that the Company uses, such as vegetables, fruits, steel, ingredients, and packaging materials, as well as the electricity and natural gas used in the Company's business are commodities that may experience price volatility caused by external factors including but not limited to, market fluctuations, availability, weather, currency fluctuations, and changes in governmental regulations and agricultural programs. These events may result in reduced supplies of these materials, higher supply costs, or interruptions in the Company's production schedules. If prices of these raw materials increase and the Company is not able to effectively pass such price increases along to its customers, operating income will decrease.

The principal effect of inflation in both commodity and consumer prices on the Company's operating results is to increase costs, both for products sold and selling, general and administrative expenses. Although the Company may attempt to offset these cost increases by increasing selling prices for its products, consumers may not have the buying power to cover these increased costs and may reduce their volume of purchases of those products. In that event, selling price increases may not be sufficient to completely offset the Company's cost increases.

The Company does not currently hedge or otherwise use derivative instruments to manage interest rate or commodity risks.

Consolidated Statements of Net Earnings
Seneca Foods Corporation
(In thousands, except per share amounts)

		Fiscal Year:				
		2025		2024		2023
Net sales	$	1,578,887	$	1,458,603	$	1,509,352
Costs and expenses:						
Cost of products sold		1,428,686		1,270,385		1,405,033
Selling, general, and administrative expense		75,459		81,209		81,072
Other operating (income) expense, net		(3,028)		(222)		1,888
Total costs and expenses		1,501,117		1,351,372		1,487,993
Operating income		77,770		107,231		21,359
Other income and expenses:						
Interest expense, net of interest income of $967, $699 and $528, respectively		33,245		34,020		14,325
Other non-operating income		(9,958)		(9,788)		(6,759)
Earnings before income taxes		54,483		82,999		13,793
Income taxes		13,259		19,681		4,562
Net earnings	$	41,224	$	63,318	$	9,231
Earnings per share:						
Basic	$	5.95	$	8.64	$	1.19
Diluted	$	5.90	$	8.56	$	1.16
Weighted average common shares outstanding:						
Basic		6,912		7,318		7,796
Diluted		6,979		7,385		7,863

See Notes to Consolidated Financial Statements.

Consolidated Statements of Comprehensive Income
Seneca Foods Corporation
(In thousands)

	Fiscal Year:		
	2025	2024	2023
Comprehensive income:			
Net earnings	$ 41,224	$ 63,318	$ 9,231
Change in pension and postretirement benefits, net of tax expense (benefit) of $5,772, ($1,628) and $1,999, respectively	17,544	(4,892)	5,980
Total	$ 58,768	$ 58,426	$ 15,211

See Notes to Consolidated Financial Statements.

Consolidated Balance Sheets
Seneca Foods Corporation
(In thousands)

	As of:			
	March 31, 2025		March 31, 2024	
Assets				
Current assets:				
Cash and cash equivalents	$	42,685	$	4,483
Restricted cash		7,705		7,370
Accounts receivable, net of allowance for credit losses of $71 and $53, respectively		96,330		79,767
Inventories		603,955		872,692
Refundable income taxes		672		-
Other current assets		4,307		2,703
Total current assets		755,654		967,015
Property, plant and equipment, net		324,768		305,016
Right-of-use assets operating, net		10,004		19,705
Right-of-use assets finance, net		13,224		20,386
Pension assets		75,733		52,442
Other assets		2,046		19,433
Total assets	$	1,181,429	$	1,383,997
Liabilities and Stockholders' Equity				
Current liabilities:				
Accounts payable	$	43,580	$	40,326
Note payable		-		8,926
Deferred revenue		11,140		8,185
Accrued vacation		12,942		11,632
Accrued payroll		10,926		15,845
Income taxes payable		1,686		2,648
Other accrued expenses		28,592		33,383
Current portion of long-term debt, finance and lease obligations		105,692		30,090
Total current liabilities		214,558		151,035
Long-term debt		253,822		585,786
Operating lease obligations		6,924		13,758
Finance lease obligations		8,377		12,259
Finance obligation		17,421		-
Deferred income tax liability, net		32,282		24,320
Other liabilities		15,022		13,946
Total liabilities		548,406		801,104
Commitments and contingencies				
Stockholders' equity:				
Preferred stock		346		351
Common stock		3,051		3,050
Additional paid-in capital		102,376		100,425
Treasury stock, at cost		(210,669)		(200,107)
Accumulated other comprehensive loss		(7,836)		(25,380)
Retained earnings		745,755		704,554
Total stockholders' equity		633,023		582,893
Total liabilities and stockholders' equity	$	1,181,429	$	1,383,997

See Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows
Seneca Foods Corporation
(In thousands)

	Fiscal Year:		
	2025	2024	2023
Cash flows from operating activities:			
Net earnings	$ 41,224	$ 63,318	$ 9,231
Adjustments to reconcile net earnings to net cash from operating activities:			
Depreciation and amortization	44,776	43,478	40,941
Non-cash lease expense	5,019	7,251	11,636
LIFO charge	34,474	22,342	131,611
Deferred income tax expense	2,190	(5,533)	(3,534)
Gain on the sale of assets	(3,276)	(2,331)	(2,872)
Provision for restructuring and impairments	-	567	4,333
Stock-based compensation expense	175	246	76
Pension expense	26	354	1,481
401(k) match stock contribution	2,795	2,453	1,515
Changes in operating assets and liabilities:			
Accounts receivable	(16,563)	17,334	22,098
Inventories	234,263	(224,136)	(398,514)
Other assets	(1,733)	91	2,743
Accounts payable	3,254	(29,213)	(18,370)
Accrued expenses and other	(9,515)	11,192	(13,641)
Income taxes	(1,634)	9,624	(1,530)
Net cash provided by (used in) operating activities	335,475	(82,963)	(212,796)
Cash flows from investing activities:			
Additions to property, plant and equipment	(37,225)	(36,637)	(70,628)
Proceeds from the sale of assets	5,077	8,089	5,751
Increase in non-current deposits	(2,666)	(18,654)	-
Net cash used in investing activities	(34,814)	(47,202)	(64,877)
Cash flows from financing activities:			
Borrowings under revolving credit facility	461,455	783,650	777,083
Repayments under revolving credit facility	(697,680)	(727,023)	(616,939)
Borrowings under term loans and note payable	12,394	133,359	174,427
Payments on term loans and finance obligation	(20,264)	(19,215)	(5,500)
Payments on finance leases	(4,815)	(7,956)	(8,814)
Purchase of treasury stock	(11,591)	(33,030)	(41,209)
Payment of debt issuance costs	(1,600)	-	-
Preferred stock dividends	(23)	(23)	(23)
Net cash (used in) provided by financing activities	(262,124)	129,762	279,025
Net increase (decrease) in cash, cash equivalents and restricted cash	38,537	(403)	1,352
Cash, cash equivalents and restricted cash, beginning of year	11,853	12,256	10,904
Cash, cash equivalents and restricted cash, end of year	$ 50,390	$ 11,853	$ 12,256
Supplemental disclosures of cash flow information:			
Cash paid for interest, net of capitalized interest	$ 34,276	$ 33,100	$ 11,218
Cash paid for income taxes, net	$ 12,657	$ 15,105	$ 9,084
Non-cash transactions:			
Exchange of note payable for finance obligation and non-current deposits for property, plant and equipment	$ 21,320	$ -	$ -
Right-of-use assets obtained in exchange for lease obligations	$ 2,980	$ 5,746	$ 10,187
Right-of-use assets derecognized upon early lease termination	$ 7,592	$ 2,286	$ 3,588
Assets acquired from exercise of finance lease purchase options, net of accumulated depreciation	$ 2,965	$ 6,681	$ -
Property, plant and equipment purchased on account	$ 38	$ 307	$ 1,177

See Notes to Consolidated Financial Statements.

Consolidated Statements of Stockholders' Equity
Seneca Foods Corporation
(In thousands, except share amounts)

	Preferred Stock	Common Stock	Additional Paid-In Capital	Treasury Stock	Accumulated Other Comprehensive Loss	Retained Earnings	Total
Balance March 31, 2022	$ 644	$ 3,041	$ 98,641	$ (128,879)	$ (26,468)	$ 632,051	$ 579,030
Net earnings	-	-	-	-	-	9,231	9,231
Cash dividends paid on preferred stock	-	-	-	-	-	(23)	(23)
Equity incentive program	-	-	150	-	-	-	150
Stock issued for profit sharing plan	-	-	76	-	-	-	76
Contribution of 401(k) match	-	-	-	1,515	-	-	1,515
Purchase of treasury stock	-	-	-	(41,209)	-	-	(41,209)
Preferred stock conversion	(293)	8	285	-	-	-	-
Change in pension and postretirement benefits adjustment (net of tax $1,999)	-	-	-	-	5,980	-	5,980
Balance March 31, 2023	351	3,049	99,152	(168,573)	(20,488)	641,259	554,750
Net earnings	-	-	-	-	-	63,318	63,318
Cash dividends paid on preferred stock	-	-	-	-	-	(23)	(23)
Equity incentive program	-	1	245	-	-	-	246
Stock issued for profit sharing plan	-	-	71	-	-	-	71
Contribution of 401(k) match	-	-	957	1,496	-	-	2,453
Purchase of treasury stock	-	-	-	(33,030)	-	-	(33,030)
Change in pension and postretirement benefits adjustment (net of tax $1,628)	-	-	-	-	(4,892)	-	(4,892)
Balance March 31, 2024	351	3,050	100,425	(200,107)	(25,380)	704,554	582,893
Net earnings	-	-	-	-	-	41,224	41,224
Cash dividends paid on preferred stock	-	-	-	-	-	(23)	(23)
Equity incentive program	-	1	174	-	-	-	175
Stock issued for profit sharing plan	-	-	6	-	-	-	6
Contribution of 401(k) match	-	-	1,766	1,029	-	-	2,795
Purchase of treasury stock	-	-	-	(11,591)	-	-	(11,591)
Preferred stock conversion	(5)	-	5	-	-	-	-
Change in pension and postretirement benefits adjustment (net of tax $5,772)	-	-	-	-	17,544	-	17,544
Balance March 31, 2025	$ 346	$ 3,051	$ 102,376	$ (210,669)	$ (7,836)	$ 745,755	$ 633,023

	Preferred Stock			Common Stock	
	6% Voting Cumulative Callable Par $0.25	10% Voting Cumulative Convertible Par $0.025	Participating Convertible Par $0.025	Class A Common Par $0.25	Class B Common Par $0.25
Shares authorized and designated:					
March 31, 2025	200,000	1,400,000	7,891	20,000,000	10,000,000
Shares outstanding:					
March 31, 2023	200,000	807,240	8,292	5,928,424	1,707,241
March 31, 2024	200,000	807,240	8,292	5,400,429	1,659,411
March 31, 2025	200,000	807,240	7,891	5,342,172	1,562,163
Balance in Equity at March 31, 2025	$ 50	$ 202	$ 94	$ 2,592	$ 459

See Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements

Seneca Foods Corporation

1. Summary of Significant Accounting Policies

Nature of Operations — Seneca Foods Corporation (the "Company") currently has 26 facilities in eight states in support of its main operations. The Company markets private label and branded packaged foods to retailers and institutional food distributors.

Principles of Consolidation — The Consolidated Financial Statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates in the Preparation of Financial Statements — The preparation of financial statements in conformity with accounting principles generally accepted in the United States ("GAAP") requires management to make estimates and assumptions. Such estimates and assumptions affect the reported amounts of assets and liabilities as well as the disclosure of contingent assets and liabilities at the date of the Consolidated Financial Statements, and the reported amounts of net sales and expenses during the reporting period. The Company evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors that management believes to be reasonable under the circumstances, including the current economic environment. The Company adjusts such estimates and assumptions when facts and circumstances dictate. Actual results could differ materially from those estimates.

Reclassification of Prior Year Balances — Certain prior year amounts have been reclassified for consistency with current year presentation. These reclassifications have no impact on the amount of total assets or liabilities, net sales, or net earnings. Prior to fiscal year 2025, the plant restructuring line item was separately presented on the Consolidated Statements of Net Earnings and is now included in the other operating (income) expense, net line item.

Cash, Cash Equivalents and Restricted Cash — The Company considers all highly liquid instruments purchased with an original maturity of three months or less to be cash and cash equivalents. Cash equivalents are primarily invested in commercial paper and highly rated money market funds. The Company's workers' compensation policy requires deposits to be held in escrow related to the Company's deductible. Accordingly, the Company maintains the required deposit and records the amounts as restricted cash on the Consolidated Balance Sheets. These balances are classified as restricted cash as they are not available for use by the Company to fund operations.

The following table reconciles cash, cash equivalents and restricted cash as reported on the Consolidated Balance Sheets to the total amounts shown in the Company's Consolidated Statements of Cash Flows (in thousands):

	As of:	
	March 31, 2025	March 31, 2024
Cash and cash equivalents	$ 42,685	$ 4,483
Restricted cash	7,705	7,370
Total cash, cash equivalents and restricted cash	$ 50,390	$ 11,853

Fair Value of Financial Instruments — The carrying values of cash, cash equivalents and restricted cash, accounts receivable, refundable income taxes, accounts payable, note payable, income taxes payable, and accrued expenses approximate fair value because of the immediate or short-term maturity of these financial instruments. See Note 11, Fair Value of Financial Instruments, for further discussion of the fair value of the Company's cash equivalents, long-term debt and finance obligation.

The three-tier value hierarchy is utilized to prioritize the inputs used in measuring fair value. The hierarchy gives the highest priority to quoted prices in active markets (Level 1) and the lowest priority to unobserved inputs (Level 3). The three levels are defined as follows:

- Level 1 - Quoted prices for identical instruments in active markets.
- Level 2 - Quoted prices for similar instruments; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs or significant value-drivers are observable.
- Level 3 - Model-derived valuations in which one or more inputs or value-drivers are both significant to the fair value measurement and unobservable.

Accounts Receivable and Doubtful Accounts — Accounts receivable is stated at invoice value, which is net of any off-invoice promotions. In determining the Company's reserve for credit losses, receivables are assigned an expected loss based on historical information adjusted for forward-looking economic factors. Management believes these provisions are adequate based upon the relevant information presently available.

Notes to Consolidated Financial Statements

Seneca Foods Corporation

Inventories — Substantially all inventories are stated at the lower of cost or market with cost determined using the last-in, first-out ("LIFO") method. An actual valuation of inventory under the LIFO method is made at the end of each fiscal year based on the inventory levels and costs at that time. In contrast, interim LIFO calculations are based on management's estimates of expected year-end inventory levels, production pack yields, sales and the expected rate of inflation or deflation for the year. The interim LIFO calculations are subject to adjustment in the final year-end LIFO inventory valuation.

Property, Plant and Equipment — Property, plant, and equipment are stated at cost. Interest incurred during the construction of major projects is capitalized. During fiscal year 2025, the Company capitalized a nominal amount of interest and capitalized $0.7 million of interest in fiscal year 2024. For financial reporting, the Company provides for depreciation on the straight-line method at rates based upon the estimated useful lives of the various assets. The estimated useful lives are as follows:

	Years
Buildings and improvements	30
Land improvements	10 - 20
Machinery and equipment	5 - 15
Office equipment and furniture	3 - 5
Vehicles	3 - 5
Computer software	3 - 5

Long-Lived Assets — The Company evaluates its long-lived assets for recoverability whenever events or circumstances indicate that the carrying value of such assets may not be fully recoverable. Recoverability is measured by a comparison of the carrying value of an asset to estimated undiscounted future cash flows expected to be generated by the asset. Impairment losses are then evaluated if the estimated future undiscounted cash flows are less than carrying value. A loss is recognized when the carrying value of an asset exceeds its fair value. The Company did not record an impairment loss on long-lived assets during fiscal years 2025, 2024 and 2023.

Deferred Financing Costs — Deferred financing costs incurred in obtaining debt are amortized on a straight-line basis over the term of the debt, which is not materially different than using the effective interest rate method. Amortization of deferred financing costs is recorded as part of interest expense on the Consolidated Statements of Net Earnings. As of March 31, 2025 there were $1.7 million of unamortized financing costs included in other assets related to the Company's revolving credit facility and $0.7 million of unamortized financing costs related to its term loans that are included as a contra to long-term debt on the Consolidated Balance Sheets.

Revenue Recognition — Revenue recognition is completed for most customers at a point in time basis when product control is transferred to the customer. In general, control transfers to the customer when the product is shipped or delivered to the customer based upon applicable shipping terms, as the customer can direct the use and obtain substantially all of the remaining benefits from the asset at this point in time. The Company does sell certain finished goods inventory for cash on a bill and hold basis. The terms of the bill and hold agreement(s) provide that title to the specified inventory is transferred to the customer(s) prior to shipment and the Company has the right to payment (prior to physical delivery) which results in recorded revenue as determined under the revenue recognition standard. Refer to Note 2, Revenue Recognition, for further discussion of the policy.

Trade Promotions — Trade promotions are an important component of the sales and marketing of the Company's branded products and are critical to the support of the business. Trade promotions represent a form of variable consideration, which is recorded as a reduction of sales, and include amounts paid to retailers for shelf space, to obtain favorable display positions and to offer temporary price reductions for the sale of our products to consumers. Accruals for trade promotions are recorded primarily at the time of sale to the retailer based on expected levels of performance. Settlement of these liabilities typically occurs in subsequent periods primarily through an authorized process for deductions taken by a retailer from amounts otherwise due to the Company. As a result, the ultimate cost of a trade promotion program is dependent on the relative success of the events and the actions and level of deductions taken by retailers. Final determination of the permissible deductions may take extended periods of time.

Concentration of Credit Risk — Financial instruments that potentially subject the Company to credit risk consist of trade receivables, interest-bearing investments, cash and cash equivalents, and restricted cash. Retailers, distributors, and co-pack customers comprise a significant portion of the trade receivables; collateral is generally not required. A relatively limited number of customers account for a large percentage of the Company's total net sales. The top ten customers represented approximately 53% and 52% of net sales for fiscal years 2025 and 2024, respectively. The Company closely monitors the credit risk associated with its customers. The Company places substantially all of its interest-bearing investments with financial institutions and monitors credit exposure. Cash and short-term investments in certain accounts exceed the federal insured limit; however, the Company has not experienced any losses in such accounts.

Notes to Consolidated Financial Statements

Seneca Foods Corporation

Advertising Costs — Advertising costs are expensed as incurred and totaled $3.5 million in fiscal year 2025, $2.7 million in fiscal year 2024, and $2.2 million in fiscal year 2023.

Income Taxes — The provision for income taxes includes federal and state income taxes currently payable and those deferred because of temporary differences between the financial statement and tax basis of assets and liabilities and tax credit carryforwards. The Company uses the flow-through method to account for its investment tax credits.

The Company evaluates the likelihood of realization of its net deferred income tax assets by assessing its valuation allowance and by adjusting the amount of such allowance, if necessary. The factors used to assess the likelihood of realization are the Company's forecast of future taxable income, the projected reversal of temporary differences and available tax planning strategies that could be implemented to realize the net deferred income tax assets.

Current rules on the accounting for uncertainty on income taxes prescribe a minimum recognition threshold for a tax position taken or expected to be taken in a tax return that is required to be met before being recognized in the financial statements. Those rules also provide guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company recognizes interest and penalties accrued on unrecognized tax benefits as well as interest received from favorable settlements within income tax expense.

Earnings per Common Share — The Company has two series of convertible preferred stock, which are deemed to be participating securities that are entitled to participate in any dividend on Class A common stock as if the preferred stock had been converted into common stock immediately prior to the record date for such dividend. Basic earnings per share for common stock is calculated using the "two-class" method by dividing the earnings attributable to common stockholders by the weighted average of common shares outstanding during the period. Restricted stock is included in the basic earnings per share calculation.

Diluted earnings per share is calculated by dividing earnings attributable to common stockholders by the sum of the weighted average common shares outstanding plus the dilutive effect of convertible preferred stock using the "if-converted" method, which treats the contingently-issuable shares of convertible preferred stock as common stock.

Recently Adopted Accounting Pronouncements — In November 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures* ("ASU 2023-07") to improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. The standard does not change the definition of a segment, the method for determining segments, or the criteria for aggregating operating segments into reportable segments. ASU 2023-07 is effective for annual periods beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, and requires retrospective application to all prior periods presented in the financial statements. The Company adopted this guidance during the fiscal year ended March 31, 2025, by providing the additional disclosures as required. Refer to Note 12, Segment Information, for additional information.

Recently Issued Accounting Pronouncements — In November 2024, the FASB issued ASU 2024-03, *Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses* ("ASU 2024-03") which requires detailed disclosures in the notes to financial statements disaggregating specific expense categories and certain other disclosures to provide enhanced transparency into the nature and function of expenses. The FASB further clarified the effective date in January 2025 with the issuance of ASU 2025-01, *Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date* ("ASU 2025-01"). ASU 2024-03 is effective for annual periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027, with early adoption permitted. The requirements should be applied on a prospective basis while retrospective application is permitted. The Company plans to adopt this pronouncement for its fiscal year beginning April 1, 2027, and is in the process of analyzing the impact on its Consolidated Financial Statements.

In December 2023, the FASB issued ASU 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures* ("ASU 2023-09") related to income tax disclosures. The amendments in this update are intended to enhance the transparency and decision usefulness of income tax disclosures primarily through changes to the rate reconciliation and income taxes paid information. ASU 2023-09 is effective for annual periods beginning after December 15, 2024, though early adoption is permitted. The Company plans to adopt this pronouncement for its fiscal year beginning April 1, 2025, and is in the process of analyzing the impact on its Consolidated Financial Statements.

Notes to Consolidated Financial Statements

Seneca Foods Corporation

All other newly issued accounting pronouncements not yet effective have been deemed either not applicable or were related to technical amendments or codification. In addition, the Company did not adopt any other new accounting pronouncements during fiscal year 2025.

Subsequent Events — The Company has evaluated subsequent events for disclosure through the date of issuance of the accompanying Consolidated Financial Statements.

2. Revenue Recognition

The Company applies the provisions of Accounting Standards Codification ("ASC") 606-10, *Revenue from Contracts with Customers,* and recognizes revenue under the core principle to depict the transfer of products to customers in an amount reflecting the consideration the Company expects to receive. The Company conducts its business almost entirely in food packaging, which comprised approximately 98% of the Company's fiscal year 2025 net sales.

Nature of Products — The Company's product offerings include the following:

- Canned and frozen vegetables which are sold under private label, and national and regional brands that the Company owns or licenses, as well as under contract packing agreements;
- Fruit products comprised of jarred and packaged products;
- Snack products comprised of packaged fruit chips;
- Other non-food operations which are ancillary to the Company's main product offerings, such as the sale of cans and ends, seed, and outside revenue from the Company's aircraft operations.

Disaggregation of Revenue — In the following table, segment revenue is disaggregated by product category groups (in thousands):

	Fiscal Year:					
		2025		2024		2023
Canned vegetables	$	1,314,315	$	1,204,823	$	1,253,257
Frozen vegetables		124,714		120,795		121,211
Fruit products		92,378		87,435		91,495
Snack products		14,995		13,400		12,661
Other		32,485		32,150		30,728
Total	$	1,578,887	$	1,458,603	$	1,509,352

When Performance Obligations Are Satisfied — A performance obligation is a promise in a contract to transfer a distinct good or service to the customer and is the unit of account for revenue recognition. A contract's transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied. The Company's primary performance obligation is the production of food products and secondarily case and labeling services and storage services for certain bill and hold sales.

Revenue recognition is completed primarily at a point in time basis when product control is transferred to the customer. In general, control transfers to the customer when the product is shipped or delivered to the customer based upon applicable shipping terms, as the customer can direct the use and obtain substantially all of the remaining benefits from the asset at this point in time.

Customer contracts generally do not include more than one performance obligation. When a contract does contain more than one performance obligation, we allocate the contract's transaction price to each performance obligation based on its relative standalone selling price. The standalone selling price for each distinct good is generally determined by directly observable data. The performance obligations in our contracts are generally satisfied within one year.

Notes to Consolidated Financial Statements

Seneca Foods Corporation

Significant Payment Terms — Our customer contracts identify the product, quantity, price, payment and final delivery terms. Payment terms usually include early pay discounts. We grant payment terms consistent with industry standards. Although some payment terms may be more extended, no terms beyond one year are granted at contract inception. As a result, we apply the available practical expedient and do not adjust the promised amount of consideration for the effects of a significant financing component because the period between our transfer of a promised good or service to a customer and the customer's payment for that good or service will be generally 30 days or less.

Shipping — All shipping and handling costs associated with outbound freight are accounted for as fulfillment costs and are included in the cost of products sold; this includes shipping and handling costs after control over a product has transferred to a customer.

Variable Consideration — In addition to fixed contract consideration, certain contracts include some form of variable consideration. Trade promotions are an important component of the sales and marketing of the Company's branded products and are critical to the support of the business. Trade promotion costs, which are recorded as a reduction of gross sales, include amounts paid to retailers for shelf space, to obtain favorable display positions and to offer temporary price reductions for the sale of our products to consumers. Settlement of these liabilities typically occurs in subsequent periods primarily through an authorized process for deductions taken by a retailer from amounts otherwise due to the Company. As a result, the ultimate cost of a trade promotion program is dependent on the relative success of the events and the actions and level of deductions taken by retailers. Final determination of the permissible deductions may take extended periods of time. Accruals for trade promotions are recorded primarily at the time of sale to the retailer based on expected levels of performance. The Company estimates variable consideration using the expected value method to determine the total consideration which the Company expects to be entitled. The Company updates its estimate of variable consideration each reporting period based on available information and the effect is recognized as an adjustment to sales. Accrued trade promotions were $7.0 million and $10.0 million as of March 31, 2025 and 2024, respectively, and are included in other accrued expenses on the Consolidated Balance Sheets.

Contract Balances — The contract asset balances were $1.1 million and $0.4 million as of March 31, 2025 and 2024, respectively, and are recorded as part of other current assets on the Consolidated Balance Sheets. The Company has contract liabilities in the form of deferred revenue representing payments received from certain of its co-pack customers in advance of completion of the Company's respective performance obligations. The majority of the balance is comprised of prepaid case and labeling and storage services which have been collected from bill and hold sales, as well as amounts invoiced in accordance with the terms of a co-pack agreement.

The deferred revenue activity during fiscal years 2025 and 2024 is shown in the following table (in thousands):

	Fiscal Year:	
	2025	2024
Beginning balance	$ 8,185	$ 9,956
Deferral of revenue	18,208	19,200
Recognition of unearned revenue	(15,253)	(17,049)
Settlement of liability (1)	-	(3,922)
Ending balance	$ 11,140	$ 8,185

  (1) Represents settlement of a portion of the deferred revenue liability in connection with the asset acquisition discussed in Note 15, Asset Acquisition.

Contract Costs — We have identified certain incremental costs to obtain a contract, primarily sales commissions, that would require capitalization under the standard. The Company applies the available practical expedient to continue expensing these costs as incurred because the amortization period for the costs would have been one year or less. The Company does not incur significant fulfillment costs requiring capitalization.

Notes to Consolidated Financial Statements

Seneca Foods Corporation

3. Earnings per Share

Earnings per share for fiscal years 2025, 2024 and 2023 are as follows (in thousands, except per share amounts):

		Fiscal Year:				
		2025		2024		2023
Basic						
Net earnings	$	41,224	$	63,318	$	9,231
Deduct preferred stock dividends		23		23		23
Undistributed net earnings		41,201		63,295		9,208
Earnings attributable to participating preferred shareholders		48		72		30
Earnings attributable to common shareholders	$	41,153	$	63,223	$	9,178
Weighted average common shares outstanding		6,912		7,318		7,796
Basic earnings per common share	$	5.95	$	8.64	$	1.19
Diluted						
Earnings attributable to common shareholders	$	41,153	$	63,223	$	9,178
Add dividends on convertible preferred stock		20		20		20
Earnings attributable to common stock on a diluted basis	$	41,173	$	63,243	$	9,198
Weighted average common shares outstanding - basic		6,912		7,318		7,796
Additional shares to be issued under full conversion of preferred stock		67		67		67
Total shares for diluted		6,979		7,385		7,863
Diluted earnings per common share	$	5.90	$	8.56	$	1.16

4. Inventories

The Company uses the LIFO method of valuing inventory as it believes this method allows for better matching of current production cost to current revenue. As of March 31, 2025 and 2024, first-in, first-out ("FIFO") based inventory costs exceeded LIFO based inventory costs, resulting in a LIFO reserve of $359.3 million and $324.8 million, respectively. In order to state inventories at LIFO, the Company recorded an increase to cost of products sold of $34.5 million and $22.3 million for fiscal years 2025 and 2024, respectively.

During fiscal year 2025, the Company experienced a reduction in inventory levels. This decrease resulted in a liquidation of certain LIFO inventory layers that were carried at lower costs prevailing in prior fiscal years as compared with current costs in fiscal year 2025. The effect of the LIFO liquidation decreased cost of products sold by $14.5 million and increased net earnings by $10.9 million, thereby impacting basic earnings per share by $1.58 and diluted earnings by share by $1.56. The LIFO liquidation is included within the net LIFO charge of $34.5 million recorded in fiscal year 2025. There was no LIFO liquidation in fiscal year 2024.

The inventories by category and the impact of using the LIFO method are shown in the following table (in thousands):

		As of:		
		March 31, 2025		March 31, 2024
Finished products	$	619,598	$	795,993
Work in process		106,006		125,027
Raw materials and supplies		237,607		276,454
		963,211		1,197,474
Less: excess of FIFO cost over LIFO cost		(359,256)		(324,782)
Total inventories	$	603,955	$	872,692

Notes to Consolidated Financial Statements

Seneca Foods Corporation

5. Property, Plant and Equipment

Property, plant and equipment is comprised of the following (in thousands):

	As of:	
	March 31, 2025	March 31, 2024
Land and land improvements	$ 52,339	$ 49,627
Buildings and improvements	238,709	236,141
Machinery and equipment	502,223	457,433
Office equipment, furniture, vehicles and computer software	15,604	14,971
Construction in progress	16,177	14,450
Property, plant and equipment, cost	825,052	772,622
Less: accumulated depreciation	(500,284)	(467,606)
Property, plant and equipment, net	$ 324,768	$ 305,016

Depreciation expense totaled $40.1 million, $36.8 million, and $33.9 million for fiscal years 2025, 2024, and 2023, respectively.

6. Debt

Note Payable and Finance Obligation — During fiscal year 2024, the Company entered into an unsecured note payable with an individual lender for an interim financing arrangement associated with deposits paid to vendors for the installation of a new can manufacturing line located at one of the Company's plant facilities. The note payable had a variable interest rate based upon the Secured Overnight Financing Rate ("SOFR") plus 1.80% with interest payable monthly.

During fiscal year 2025, subsequent to the final installation of the can manufacturing line in September 2024, the Company took title and recorded an addition to property, plant and equipment of $21.3 million and a corresponding reduction of the vendor deposits which were recorded within other assets on the Consolidated Balance Sheet. After taking title to the equipment, the Company and the lender entered into a financing agreement for the can manufacturing line which commenced in September 2024 and is recorded as a finance obligation on the accompanying Consolidated Balance Sheets. In connection with this transaction, the note payable was cancelled. The finance obligation has a maturity date of September 14, 2031 and a monthly payment of $0.3 million which is comprised of principal and interest at a fixed rate of 5.56%.

Future minimum payments under the finance obligation are as follows (in thousands):

Fiscal years ending March 31:	
2026	$ 3,684
2027	3,684
2028	3,684
2029	3,684
2030	3,684
Thereafter	5,524
Total minimum payment required	23,944
Less interest	3,888
Total finance obligation	20,056
Amount due within one year	2,635
Finance obligation, less current portion	$ 17,421

Notes to Consolidated Financial Statements

Seneca Foods Corporation

Long-term debt is comprised of the following (in thousands):

	As of:	
	March 31, 2025	March 31, 2024
Revolving credit facility	$ 1,000	$ 237,225
Term loans		
Term Loan A-1		
Outstanding principal	81,000	85,000
Unamortized debt issuance costs	(5)	(37)
Term Loan A-1, net	80,995	84,963
Term Loan A-2		
Outstanding principal	268,500	283,500
Unamortized debt issuance costs	(673)	(902)
Term Loan A-2, net	267,827	282,598
Total long-term debt	349,822	604,786
Less current portion	96,000	19,000
Long-term debt, less current portion	$ 253,822	$ 585,786

Revolving Credit Facility — On December 23, 2024, the Company entered into a Loan and Security Agreement (the "Agreement"), with Wells Fargo Bank, National Association as agent for the various lenders of a senior revolving credit facility of up to $450.0 million that is seasonally adjusted to a maximum of $400.0 million during the months of April through July (the "Revolver").

The Agreement refinanced and replaced in its entirety the Fourth Amended and Restated Loan and Security Agreement dated as of March 24, 2021, as amended from time to time, with Bank of America, N.A. as agent, issuing bank, and syndication agent, and BofA Securities, Inc. as lead arranger (the "2021 Agreement"). The Agreement maintains many of the key characteristics of the 2021 Agreement including the variable interest rate based on SOFR plus an applicable margin, type of collateral, borrowing base requirements and financial covenant calculation, if applicable.

The Revolver is secured by substantially all of the Company's accounts receivable and inventories and contains borrowing base requirements as well as a financial covenant, if certain circumstances apply. The Company utilizes its Revolver for general corporate purposes, including seasonal working capital needs, to pay debt principal and interest obligations, and to fund capital expenditures and acquisitions. Seasonal working capital needs are affected by the growing cycles of the vegetables the Company packages. The majority of vegetable inventories are produced during the months of June through November and are then sold over the following twelve months. Payment terms for vegetable produce are generally three months but may vary and range from approximately one to seven months. Therefore, the Company's need to draw on the Revolver may fluctuate significantly throughout the year.

The interest rate benchmark for borrowings under the Revolver is based upon SOFR plus an applicable margin, as defined in the Agreement. In order to maintain availability of funds under the revolving credit facility, the Company pays a commitment fee on the unused portion of the Revolver. As of March 31, 2025, the unused portion of the Revolver was $442.0 million. The Revolver has a five-year term and matures on December 24, 2029. Accordingly, the Revolver balance is included in Long-Term Debt on the accompanying Consolidated Balance Sheets.

In connection with the Revolver refinance, certain lenders exited the syndicate and were replaced by new syndicate members. The portion of the transaction in which certain lenders exited was accounted for as an extinguishment resulting in the write-off of an immaterial amount of unamortized deferred costs. The portion of the transaction comprised of lenders that remained in the syndicate was accounted for as a modification, resulting in the Company continuing to defer the remaining unamortized costs over the term of the Revolver. Additionally, the Company incurred $1.6 million of new debt issuance costs which will be deferred over the term of the Revolver and amortized on a straight-line basis. On the closing date, a repayment of $70.0 million was made to satisfy the outstanding revolving credit facility obligations immediately prior to the refinance transaction, and a corresponding Revolver borrowing of the same amount was drawn to fund the payment. The Consolidated Statement of Cash Flows reflects the payment of debt issuance costs and the gross repayment and borrowing amounts for the Revolver within financing activities.

Notes to Consolidated Financial Statements

Seneca Foods Corporation

The following table summarizes certain quantitative data for Revolver borrowings during fiscal year 2025 and fiscal year 2024 (in thousands, except for percentages):

	As of:			
	March 31, 2025		March 31, 2024	
Outstanding borrowings	$	1,000	$	237,225
Interest rate		5.83%		6.93%

	Fiscal Year:			
	2025		2024	
Maximum amount of borrowings drawn during the period	$	233,063	$	290,968
Average outstanding borrowings	$	124,606	$	162,780
Weighted average interest rate		6.86%		6.78%

Term Loans — On January 20, 2023, the Company entered into a Second Amended and Restated Loan and Guaranty Agreement with Farm Credit East, ACA (the "Term Loan Agreement") which governs two term loans, as summarized below:

Term Loan A-1: The Term Loan Agreement provides for the continuation of a $100.00 million unsecured term loan with a maturity date of June 1, 2025 and fixed interest rate of 3.3012%. Quarterly principal payments are $1.0 million on Term Loan A-1. Upon maturity, the Company paid the Term Loan A-1 in full using available cash on hand.

Term Loan A-2: The Term Loan Agreement adds an additional term loan in the amount of $175.0 million that will mature on January 20, 2028, and is secured by a portion of the Company's property, plant and equipment. Term Loan A-2 bears interest at a variable interest rate based upon SOFR plus an additional margin determined by the Company's leverage ratio. Quarterly payments of principal outstanding on Term Loan A-2 in the amount of $1.5 million commenced on March 1, 2023. The Company's historical practice is to hold term debt until maturity. The Company expects to maintain or have access to sufficient liquidity to retire or refinance long-term debt at maturity or otherwise, from operating cash flows, access to the capital markets, and its Revolver. The Company continuously evaluates opportunities to refinance its debt; however, any refinancing is subject to market conditions and other factors, including financing options that may be available to the Company from time to time, and there can be no assurance that the Company will be able to successfully refinance any debt on commercially acceptable terms at all.

On May 23, 2023, the Term Loan Agreement was amended by the Second Amended and Restated Loan and Guaranty Agreement Amendment which amends, restates and replaces in its entirety Term Loan A-2 (the "Amendment"). The Amendment provides a single advance term facility in the principal amount of $125.0 million to be combined with the outstanding principal balance of $173.5 million on Term Loan A-2 into one single $298.5 million term loan ("Amended Term Loan A-2"). Amended Loan Term A-2 is secured by a portion of the Company's property, plant and equipment and bears interest at a variable interest rate based upon SOFR plus an additional margin determined by the Company's leverage ratio. Quarterly payments of principal outstanding on Amended Term Loan A-2 in the amount of $3.75 million commenced on June 1, 2023. The Amendment continues all aspects of Term Loan A-1 as defined in the Term Loan Agreement. As of March 31, 2025, the interest rate on Amended Term Loan A-2 was 6.57%.

The Amendment for Term Loan A-1 and Term Loan A-2 (collectively, the "Term Loans") contains restrictive covenants usual and customary for loans of its type, in addition to financial covenants including minimum EBITDA and minimum tangible net worth which apply to both Terms Loans described above. In connection with the Amended Term Loan A-2, the Company incurred $1.1 million of financing costs which will be deferred and amortized over the life of the term loan.

The Term Loans permit the Company to participate in a patronage program. The program allows the Company to receive an annual patronage distribution from Farm Credit East, ACA, which is earned during a given calendar year period based on its eligible borrowings. The distribution is not guaranteed and if declared by Farm Credit East, ACA, the amount will be received by the Company during the fourth quarter of each fiscal year. The Company received $4.2 million, $3.7 million, and $0.9 million of patronage distributions in fiscal years 2025, 2024 and 2023, respectively. For fiscal year 2025 and fiscal year 2024, the patronage distribution is included within other non-operating income in the Consolidated Statements of Net Earnings.

Notes to Consolidated Financial Statements

Seneca Foods Corporation

Debt repayment requirements in each of the five subsequent fiscal years are presented below (in thousands):

Fiscal years ending March 31:		
2026	$	96,000
2027		15,000
2028		238,500
2029		-
2030		1,000
Total	$	350,500

Covenants and Other Debt Matters — The Company's debt agreements, including the Revolver and Term Loans, contain customary affirmative and negative covenants that restrict, with specified exceptions, the Company's ability to incur additional indebtedness, incur liens, pay dividends on the Company's capital stock, make other restricted payments, including investments, transfer all or substantially all of the Company's assets, enter into consolidations or mergers, and enter into transactions with affiliates. The Company's debt agreements also require the Company to meet certain financial covenants including a minimum EBITDA and minimum tangible net worth. The Revolver contains borrowing base requirements related to accounts receivable and inventories and also requires the Company to meet a financial covenant related to a minimum fixed charge coverage ratio if (a) an event of default has occurred or (b) availability on the Revolver is less than the greater of (i) 10% of the commitments then in effect and (ii) $30.0 million. The most restrictive financial covenant in the debt agreements is the minimum EBITDA within the Term Loans which for fiscal year 2025 was greater than $75.0 million. The Company computes its financial covenants as if the Company were on the FIFO method of inventory accounting. The Company has met all such financial covenants as of March 31, 2025.

The Company's debt agreements limit the payment of dividends and other distributions, subject to availability under the Revolver. There is an annual total distribution limitation of $50,000, less aggregate annual dividend payments totaling $23,181 that the Company presently pays on two outstanding classes of preferred stock. The carrying value of assets pledged for secured debt, including the Revolver, Term Loan A-2, and lease obligations, is $804.0 million as of March 31, 2025.

Standby Letters of Credit – The Company has standby letters of credit for certain insurance-related requirements. The majority of the Company's standby letters of credit are automatically renewed annually, unless the issuer gives cancellation notice in advance. On March 31, 2025, the Company had $7.0 million in outstanding standby letters of credit. These standby letters of credit are supported by the Company's Revolver and reduce borrowings available under the Revolver.

7. Leases

The Company determines whether an arrangement is a lease at inception of the agreement. Presently, the Company leases land, machinery and equipment under various operating and finance leases.

Right-of-Use ("ROU") assets represent the Company's right to use the underlying assets for the lease term and lease obligations represent the net present value of the Company's obligation to make payments arising from these leases. ROU assets and lease obligations are recognized at commencement date based on the present value of lease payments over the lease term using the implicit lease interest rate or, when unknown, an incremental borrowing rate based on the information available at commencement date or April 1, 2019 for leases that commenced prior to that date. ROU assets and lease obligations for the Company's operating and finance leases are disclosed separately in the Company's Consolidated Balance Sheets.

Lease terms may include options to extend or terminate the lease, and the impact of these options are included in the calculation of the ROU asset and lease obligation only when the exercise of the option is at the Company's sole discretion and it is reasonably certain that the Company will exercise that option. The Company will not separate lease and non-lease components for its leases when it is impractical to separate the two. In addition, the Company has certain leases that have variable payments based solely on output or usage of the leased asset. These variable operating leases are excluded from the Company's Consolidated Balance Sheet presentation and expensed as incurred. Leases with an initial term of 12 months or less, or short-term leases, are not recorded on the accompanying Consolidated Balance Sheets and are expensed as incurred.

Notes to Consolidated Financial Statements

Seneca Foods Corporation

The components of lease cost were as follows (in thousands):

	Fiscal Year:					
	2025		2024		2023	
Lease cost:						
Amortization of right-of-use assets	$	4,048	$	6,134	$	6,715
Interest on lease obligations		547		767		959
Finance lease cost		4,595		6,901		7,674
Operating lease cost		5,603		8,222		13,506
Short-term lease cost		7,548		5,335		5,589
Total lease cost	$	17,746	$	20,458	$	26,769
Cash paid for amounts included in the measurement of lease obligations:						
Operating cash flows from finance leases	$	547	$	767	$	959
Operating cash flows from operating leases		5,904		8,849		13,736
Financing cash flows from finance leases		4,815		7,956		8,814
	$	11,266	$	17,572	$	23,509
Right-of-use assets obtained in exchange for new finance lease obligations	$	-	$	337	$	5,825
Right-of-use assets obtained in exchange for new operating lease obligations	$	2,980	$	5,409	$	4,362
Right-of-use assets derecognized upon early termination of finance leases	$	20	$	598	$	78
Right-of-use assets derecognized upon early termination of operating leases	$	7,572	$	1,688	$	3,510
Weighted-average lease term (years):						
Finance leases		3.8		4.4		4.7
Operating leases		4.2		4.3		4.6
Weighted-average discount rate (percentage):						
Finance leases		4.1%		4.0%		3.8%
Operating leases		5.0%		4.7%		4.4%

Undiscounted future lease payments under non-cancelable operating and finance leases, along with a reconciliation of undiscounted cash flows to operating and finance lease obligations, respectively, as of March 31, 2025 were as follows (in thousands):

Years ending March 31:	Operating		Finance	
2026	$	3,586	$	4,269
2027		2,390		3,218
2028		1,945		2,811
2029		1,276		1,659
2030		934		923
Thereafter		1,014		383
Total minimum payment required		11,145		13,263
Less interest		1,035		1,015
Present value of minimum lease payments		10,110		12,248
Amount due within one year		3,186		3,871
Long-term lease obligations	$	6,924	$	8,377

Notes to Consolidated Financial Statements

Seneca Foods Corporation

8. Income Taxes

The Company files a consolidated federal and various state income tax returns. The provision for income taxes is as follows (in thousands):

		Fiscal Year:			
	2025		2024		2023
Current:					
Federal	$	9,236	$	20,850	$	5,819
State		1,833		4,364		2,277
Total		11,069		25,214		8,096
Deferred:					
Federal	$	1,257	$	(5,010)	$	(3,886)
State		933		(523)		352
Total		2,190		(5,533)		(3,534)
Total income taxes	$	13,259	$	19,681	$	4,562

A reconciliation of the expected U.S. statutory rate to the effective rate is as follows:

	Fiscal Year:		
	2025	2024	2023
Computed (expected tax rate)	21.0%	21.0%	21.0%
State income taxes (net of federal tax benefit)	3.9%	3.6%	4.1%
Federal credits	-0.8%	-0.6%	-3.9%
State rate changes	0.0%	-0.2%	2.8%
State credit expiration	0.9%	0.0%	2.1%
State return to accrual	1.4%	0.5%	-0.6%
Change in valuation allowance	-2.1%	-0.2%	7.8%
Other	0.0%	-0.4%	-0.2%
Effective income tax rate	24.3%	23.7%	33.1%

The Company's effective tax rate was 24.3%, 23.7%, and 33.1% in fiscal years 2025, 2024, and 2023, respectively. In fiscal year 2025, there was a change in the valuation allowance resulting from state credits that are not expected to be used before expiration. This change to the existing valuation allowance from the current year, as well as credit expirations and true-ups, decreased the fiscal year 2025 effective tax rate by 2.1%.

In fiscal year 2023, the Company added a valuation allowance against state tax credits as a result of a change in ordering of credit usage for Wisconsin because it was determined that it was more likely than not that the tax credits would not be used prior to expiration. This change to the existing valuation allowance increased the fiscal year 2023 effective tax rate by 7.8%. There was not a similar change in valuation allowance in fiscal year 2024, which provided the effect of reducing the effective tax rate year-over-year.

Notes to Consolidated Financial Statements

Seneca Foods Corporation

The following is a summary of the significant components of the Company's deferred income tax assets and liabilities (in thousands):

	As of:		
	March 31, 2025		March 31, 2024
Deferred income tax assets:			
Future tax credits	$	3,719	$	4,884
Inventory valuation		7,294	9,951
Employee benefits		3,108	2,739
Insurance		878	922
State depreciation basis differences		3,152	3,344
Operating leases		128	190
Intangibles		2,994	2,760
Pension and post-retirement benefits		2,877	8,734
Interest		34	18
Business interest limitation		3,194	-
Deferred revenue		164	260
Net operating loss and other tax attribute carryovers		278	558
Other		467	427
Total assets		28,287	34,787
Valuation allowance - noncurrent		(3,719)	(4,884)
Total deferred income tax assets, net		24,568	29,903
Deferred income tax liabilities:			
Property basis and depreciation difference		27,537	25,260
Inventory reserve		5,200	3,091
Right-of-use assets		2,236	3,971
Pension		21,587	21,682
Other		290	219
Total liabilities		56,850	54,223
Deferred income tax liability, net	$	(32,282)	$	(24,320)

Net deferred income tax liabilities of $32.3 million and $24.3 million as of March 31, 2025 and 2024, respectively, are recognized as noncurrent liabilities in the Consolidated Balance Sheets.

The Company has State tax credit carryforwards amounting to $1.8 million (California), $1.0 million (New York), and $1.7 million (Wisconsin), which are available to reduce future taxes payable in each respective state through 2025 (California), through 2036 (New York), and through 2038 (Wisconsin). The Company has performed the required assessment regarding the realization of deferred tax assets and as of March 31, 2025, the Company has recorded a valuation allowance amounting to $3.7 million, which relates primarily to tax credit carryforwards which management has concluded it is more likely than not that they will not be realized in the ordinary course of operations. Although realization is not assured, management has concluded that it is more likely than not that the deferred tax assets for which a valuation allowance was determined to be unnecessary will be realized in the ordinary course of operations. The amount of net deferred tax assets considered realizable, however, could be reduced if actual future income or income tax rates are lower than estimated or if there are differences in the timing or amount of future reversals of existing taxable or deductible temporary differences.

Current rules on the accounting for uncertainty on income taxes prescribe a minimum recognition threshold for a tax position taken or expected to be taken in a tax return that is required to be met before being recognized in the consolidated financial statements. Those rules also provide guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company classifies the liability for uncertain tax positions in other long-term liabilities on the Consolidated Balance Sheets which is reflective of their expected settlement date.

Notes to Consolidated Financial Statements

Seneca Foods Corporation

The change in the liability for uncertain tax positions for fiscal years 2025 and 2024 consists of the following (in thousands):

| | As of: | |
	March 31, 2025	March 31, 2024
Beginning balance	$ 830	$ 742
Tax positions related to current year:		
Additions	-	120
Tax positions related to prior years:		
Additions	82	-
Reductions	-	(19)
Lapses in statues of limitations	-	(13)
Ending balance	$ 912	$ 830

The liability balances as of March 31, 2025 and 2024 do not include tax positions that are highly certain but for which there is uncertainty about the timing. Because of the impact of deferred tax accounting, other than interest and penalties, the disallowance of these positions would not impact the annual effective tax rate but would accelerate the payment of cash to the tax authority to an earlier period.

The Company recognizes interest and penalties accrued on unrecognized tax benefits as well as interest received from favorable settlements within income tax expense. During fiscal years 2025 and 2024, the accrued interest and penalties balance and change during the respective fiscal years was not significant associated with unrecognized tax benefits.

Although management believes that an adequate position has been made for uncertain tax positions, there is the possibility that the ultimate resolution could have an adverse effect on the net earnings of the Company. Conversely, if resolved favorably in the future, the related provisions would be reduced, thus having a positive impact on net earnings. During fiscal year 2025, there were no lapses in the statute of limitations for existing uncertain tax positions. During the next twelve months there could be a decrease in the uncertain tax positions of approximately $0.5 million due to a lapse in the statute of limitations.

The federal income tax returns for fiscal years after 2022 are subject to examination. The Company is currently involved in one state income tax audit covering fiscal year 2022 and fiscal year 2023. The Company is current on its federal and state tax returns.

9. Retirement Plans

The Company has a noncontributory defined benefit pension plan (the "Plan") covering most employees who meet certain age-entry requirements and work a stated minimum number of hours per year. The Plan was amended to freeze accruals to new hires and rehires effective January 1, 2020. The Plan was adequately funded as of March 31, 2025 and 2024, respectively, and no contributions were required to meet legal funding requirements.

Notes to Consolidated Financial Statements

Seneca Foods Corporation

The following tables provide a reconciliation of the changes in the Plan's benefit obligation and fair value of plan assets over the two-year period ended March 31, 2025 and a statement of the funded status as of March 31, 2025 and 2024 (in thousands):

| | Fiscal Year: | |
	2025	2024
Change in benefit obligation		
Benefit obligation at beginning of year	$ 236,507	$ 235,038
Service cost (excluding expenses)	4,905	5,505
Interest cost	11,967	11,388
Actuarial gain	(14,616)	(4,674)
Benefit payments	(21,375)	(10,750)
Benefit obligation at end of year	$ 217,388	$ 236,507
Change in plan assets		
Fair value of plan assets at beginning of year	$ 288,949	$ 294,342
Actual return on plan assets	26,901	6,428
Benefit payments and expenses	(22,729)	(11,821)
Fair value of plan assets at end of year	$ 293,121	$ 288,949
Funded status	$ 75,733	$ 52,442

The Plan's funded status increased by $23.3 million during fiscal year 2025 reflecting the actual fair value of plan assets and the projected benefit obligation as of March 31, 2025. This funded status increase was primarily driven by a $19.1 million reduction to the projected benefit obligation, as described in more detail below, and a $4.2 million increase in the fair value of plan assets. The Plan's accumulated benefit obligation was $203.8 million as of March 31, 2025 and $219.3 million as of March 31, 2024.

During fiscal year 2025, the actuarial gain in the Plan's projected benefit obligation was driven by an increase in discount rates and changes in demographic assumptions to better reflect future plan experience, partially offset by the reflection of an assumed salary increase rate for fiscal year 2026 in excess of the long-term rate. During fiscal year 2024, the actuarial gain in the Plan's projected benefit obligation was driven by an increase in discount rates, partially offset by the annual update in plan census data resulting in losses and the reflection of an assumed salary increase rate for fiscal year 2025 in excess of the long-term rate. Plan assets increased from $288.9 million as of March 31, 2024 to $293.1 million as of March 31, 2025 primarily due to favorable return on plan assets which outpaced payments of benefits.

During fiscal year 2025, the Company completed a lump-sum payout ("Lump-Sum Payout") to certain terminated vested participants of the Plan. Under the Lump-Sum Payout, eligible participants were able to voluntarily elect an early payout of their pension benefits in the form of a lump-sum payment equal to the present value of the participant's pension benefits in satisfaction of all benefits payable to the participant under the Plan. The transaction did not trigger settlement accounting. In connection with the Lump-Sum Payout, payments of $10.2 million were distributed from existing plan assets. Payments under the Lump-Sum Payout are reflected as benefit payments in the reconciliation of the change in the Plan's benefit obligation and fair value of plan assets for fiscal year 2025.

The following table provides the components of the Plan's accumulated other comprehensive loss, pre-tax (in thousands):

| | Fiscal Year: | | |
	2025	2024	2023
Amounts Recognized in Accumulated Other Comprehensive Pre-Tax Loss			
Prior service cost	$ (1)	$ (9)	$ (75)
Net loss	(11,574)	(34,883)	(28,310)
Accumulated other comprehensive pre-tax loss	$ (11,575)	$ (34,892)	$ (28,385)

Notes to Consolidated Financial Statements

Seneca Foods Corporation

The following table provides the components of net periodic benefit cost for the Plan for fiscal years 2025, 2024, and 2023 (in thousands):

	Fiscal Year:		
	2025	2024	2023
Service cost including administrative expenses	$ 5,805	$ 6,405	$ 8,240
Interest cost	11,967	11,388	9,254
Expected return on plan assets	(18,504)	(17,725)	(16,104)
Amortization of net loss	750	220	-
Amortization of prior service cost	8	66	91
Net periodic benefit cost	$ 26	$ 354	$ 1,481

The Company utilizes a full yield curve approach in the estimation of net periodic benefit cost components by applying the specific spot rates along the yield curve used in determination of the benefit obligation to their underlying projected cash flows.

Prior service costs are amortized on a straight-line basis over the average remaining service period of active participants. Gains and losses in excess of 10% of the greater of the benefit obligation and the market-related value of assets are amortized over the average remaining service period of active participants.

The following table provides the components of other changes in plan assets and benefit obligation for fiscal years 2025, 2024, and 2023 (in thousands):

	Fiscal Year:		
	2025	2024	2023
Other Changes in Plan Assets and Benefit Obligation Recognized in Other Comprehensive Income			
Net actuarial (gain) loss	$ (22,559)	$ 6,792	$ (7,827)
Amortization of:			
Prior service cost	(8)	(65)	(91)
Actuarial loss	(750)	(220)	-
Total recognized in other comprehensive income	$ (23,317)	$ 6,507	$ (7,918)

The assumptions used to measure the Company's benefit obligation and pension expense are shown in the following table:

	Fiscal Year:		
	2025	2024	2023
Weighted Average Assumptions for Balance Sheet Liability at End of Year:			
Discount rate - projected benefit obligation	5.63%	5.31%	5.04%
Rate of compensation increase	3.00%	3.00%	3.00%
Mortality table	Pri-2012 Blue Collar Generational Table Improvement Scale MP-2021	Pri-2012 Blue Collar Generational Table Improvement Scale MP-2021	Pri-2012 Blue Collar Generational Table Improvement Scale MP-2021
Weighted Average Assumptions for Benefit Cost at Beginning of Year:			
Discount rate - benefit obligations	5.31%	5.04%	3.81%
Discount rate - interest cost	5.19%	4.90%	3.52%
Discount rate - service cost	5.40%	5.16%	3.93%
Expected return on plan assets	6.55%	6.15%	5.00%
Rate of compensation increase	3.00%	3.00%	3.00%

Notes to Consolidated Financial Statements

Seneca Foods Corporation

Plan Assets

Investment Policy and Strategy — The Company maintains an investment policy that utilizes a liability-driven investments approach to reduce the ongoing volatility of the Plan's funded status. The Company's target allocation consists of 30% allocated to a diversified mix of return-seeking investments including equities and alternative investments and 70% allocated to liability-hedging fixed income investments.

The Company's plan assets consist of the following:

	Target Allocation for:	Percentage of Plan Assets as of:	
	Fiscal Year 2026	March 31, 2025	March 31, 2024
Equity securities	25%	24%	15%
Debt securities	69%	72%	80%
Real estate	3%	2%	2%
Cash	1%	1%	1%
Other	2%	1%	2%
Total	100%	100%	100%

The following tables set forth the Company's plan assets at fair value, by level within the fair value hierarchy (as defined in Note 1), as of March 31, 2025 and 2024 (in thousands):

	As of March 31, 2025				
	Level 1	Level 2 and Level 3	Subtotal	Measured at NAV (1)	Total
Equity securities	$ 42,767	$ -	$ 42,767	$ -	$ 42,767
Held in common/collective trusts:					
Equity securities	-	-	-	26,903	26,903
Real estate	-	-	-	4,451	4,451
Debt securities	-	-	-	212,162	212,162
Cash/short-term investments (2)	-	-	-	3,485	3,485
Other investments	-	-	-	3,353	3,353
Fair value of plan assets	$ 42,767	$ -	$ 42,767	$ 250,354	$ 293,121

	As of March 31, 2024				
	Level 1	Level 2 and Level 3	Subtotal	Measured at NAV (1)	Total
Equity securities	$ 26,371	$ -	$ 26,371	$ -	$ 26,371
Held in common/collective trusts:					
Equity securities	-	-	-	17,730	17,730
Real estate	-	-	-	4,509	4,509
Debt securities	-	-	-	231,904	231,904
Cash/short-term investments (2)	-	-	-	3,388	3,388
Other investments	-	-	-	5,047	5,047
Fair value of plan assets	$ 26,371	$ -	$ 26,371	$ 262,578	$ 288,949

(1) Certain investments that are measured at fair value using the net asset value ("NAV") per share (or its equivalent) practical expedient have not been categorized in the fair value hierarchy but are included to reconcile to the amounts presented in the benefit obligations and funded status table.

(2) The cash/short term investments consist of a money market fund that holds individual, high quality, short duration fixed income investments, however the fund does not trade on public markets. The Company elected to consistently apply the practical expedient to all investments within common/collective trusts, and therefore, the fair value of this fund is measured at net asset value per share.

Notes to Consolidated Financial Statements

Seneca Foods Corporation

Expected Return on Plan Assets

For fiscal year 2025, the expected long-term rate of return on Plan assets was 6.55%. For fiscal year 2026, the Company will increase the expected long-term rate of return on Plan assets to 6.95%. The Company expected 6.55% and 6.95% to fall within the 35 to 65 percentile range of returns on investment portfolios with asset diversification similar to that of the Plan's target asset allocation for fiscal years 2025 and 2026, respectively.

Cash Flows

There are no expected employee or employer contributions for the fiscal year ending March 31, 2026.

Estimated future benefit payments reflecting expected future service for the fiscal years ending March 31 (in thousands):

2026	$	11,718
2027		12,423
2028		12,998
2029		13,612
2030		14,087
2031-2035		75,650

401(k) Plan

The Company also has an employees' savings 401(k) plan covering all employees who meet certain age-entry requirements. Participants may make contributions up to the legal limit. The Company contributes additional amounts in the form of an annual fixed company match. The match is based on whether an individual is an eligible participant in the Company's defined benefit pension plan. The Company made 401(k) matching contributions of $2.8 million, $2.5 million, and $1.5 million in fiscal years 2025, 2024, and 2023, respectively. In each of the aforementioned fiscal years, the matching contribution was comprised entirely of the Company's treasury stock. The stock portion of the matching contribution is valued at current market value while the treasury stock is valued at cost.

Unfunded Deferred Compensation Plan

The Company sponsors an unfunded nonqualified deferred compensation plan to permit certain eligible employees to defer receipt of a portion of their compensation to a future date. As of March 31, 2025 and 2024, the Company has recorded a liability of $3.4 million and $2.5 million, respectively, in connection with the unfunded deferred compensation plan.

10. Stockholders' Equity

Preferred Stock — The Company has authorized three classes of preferred stock: Class A Preferred Stock, 6% Voting Cumulative Preferred Stock, and Preferred Stock Without Par Value.

Class A Preferred Stock — There are 8,200,000 shares of Class A Preferred Stock which have been authorized with a par value of $0.025. The Class A Preferred Stock is designated in series by the Board of Directors, and as of March 31, 2025, there are three designated series.
   - *10% Voting Cumulative Convertible Preferred Stock - Series A* — There are 1,000,000 shares of 10% Series A Preferred Stock that have been designated by the Board of Directors, with 407,240 shares outstanding as of March 31, 2025. The shares have a par value of $0.025 and a stated value of $0.25 and are convertible into one share of Class A Common Stock and one share of Class B Common Stock for every 20 shares of Series A Preferred Stock. During fiscal years 2025 and 2024, the Company paid dividends of $10,181, equating to $0.025 per share, on the Series A Preferred Stock.

Notes to Consolidated Financial Statements

Seneca Foods Corporation

- *10% Voting Cumulative Convertible Preferred Stock - Series B* — There are 400,000 shares of 10% Series B Preferred Stock that have been designated by the Board of Directors, with 400,000 shares outstanding as of March 31, 2025. The shares have a par value of $0.025 and a stated value of $0.25 and are convertible into one share of Class A Common Stock and one share of Class B Common Stock for every 30 shares of Series B Preferred Stock. During fiscal years 2025 and 2024, the Company paid dividends of $10,000, equating to $0.025 per share, on the Series B Preferred Stock.

- *Participating Convertible Preferred Stock, Series 1998* — The shares of Participating Convertible Preferred Stock, Series 1998 are convertible at the holders' option on a one-for-one basis into shares of Class A Common Stock, subject to antidilution adjustments. This series of preferred stock has the right to receive dividends and distributions at a rate equal to the amount of any dividends and distributions declared or made on the Class A Common Stock. No dividends were declared or paid on this preferred stock in fiscal year 2025 or 2024. In addition, this series of preferred stock has a liquidation preference equal to the stated value of $12.00 per share or, if greater, the total distribution which a holder would have received if all outstanding shares of this series were converted into shares of Class A Common Stock immediately prior to the date for calculating the total liquidation distribution. There were 7,891 shares of Participating Convertible Preferred Stock, Series 1998 designated and outstanding as of March 31, 2025 and 401 conversions during the fiscal year. Shares of this series may not be reissued by the Company once they have been converted or acquired by the Company, rather they became authorized but unissued shares of Class A Preferred and may be issued as part of another series of Class A Preferred Stock.

As of March 31, 2025, the Company has an aggregate of 6,792,109 shares of non-designated Class A Preferred Stock authorized for issuance.

6% Voting Cumulative Preferred Stock — There are 200,000 shares of 6% Preferred Stock that are authorized and outstanding as of March 31, 2025. This class of preferred stock is callable at their par value of $0.25 at any time at the option of the Company. The Company paid dividends of $3,000, equating to $0.015 per share, on the 6% Preferred Stock during each of fiscal years 2025 and 2024.

Preferred Stock Without Par Value — There are 30,000 shares of Preferred Stock Without Par Value which have been authorized. This class of preferred stock is to be issued in series by the Board of Directors, none of which are designated or outstanding as of March 31, 2025.

Common Stock — The Class A Common Stock and Class B Common Stock have substantially identical rights with respect to any dividends or distributions of cash or property declared on shares of common stock, and rank equally as to the right to receive proceeds on liquidation or dissolution of the Company after payment of the Company's indebtedness and liquidation right to the holders of preferred shares. However, holders of Class B Common Stock retain a full vote per share, whereas the holders of Class A Common Stock have voting rights of 1/20th of one vote per share on all matters as to which shareholders of the Company are entitled to vote. During fiscal year 2025, there were 108 shares of Class B Common Stock issued in lieu of cash compensation under the Company's Profit Sharing Bonus Plan and 3,870 shares of Class A Common Stock issued under the Company's Equity Incentive Plan.

Unissued shares of common stock reserved for conversion privileges of designated non-participating preferred stock were 33,695 of both Class A and Class B as of March 31, 2025 and 2024. Additionally, there were 7,891 and 8,292 shares of Class A reserved for conversion of the Participating Preferred Stock as of March 31, 2025 and 2024, respectively.

Treasury Stock — During fiscal year 2025 the Company repurchased $11.6 million, or 194,370 shares of its Class A Common Stock and none of its Class B Common Stock. The majority of the shares were repurchased under the Company's stock repurchase program and a small portion of the shares were repurchased for purposes of funding the cash needs for transfers and payments in connection with the employer stock investment fund under the 401(k) plan. As of March 31, 2025, there is a total of $210.7 million, or 5,305,301 shares, of repurchased stock. These shares are not considered outstanding and the Company accounts for treasury stock under the cost method. The Company contributed 34,487 treasury shares with a historical cost of $1.0 million for the 401(k) match in fiscal year 2025 as described in Note 9, Retirement Plans.

Notes to Consolidated Financial Statements

Seneca Foods Corporation

11. Fair Value of Financial Instruments

Cash and cash equivalents, restricted cash, accounts receivable, refundable income taxes, accounts payable, note payable, income taxes payable, and accrued expenses are reflected in the Consolidated Balance Sheets at carrying value, which approximates fair value due to the short-term maturity of these instruments.

Utilizing the fair value hierarchy, the Company determines fair value of money market funds using Level 1 inputs of quoted prices in active markets. Fair value of commercial paper is determined by using Level 2 inputs of quoted prices for similar assets in active markets.

The carrying value and estimated fair values of the Company's long-term debt and finance obligation are summarized as follows (in thousands):

	As of:	
	March 31, 2025	March 31, 2024
Carrying value	$ 369,878	$ 604,786
Estimated fair value	$ 364,276	$ 599,408

The estimated fair value for long-term debt and finance obligation (classified as Level 2 in the fair value hierarchy) is determined by the quoted market prices for similar debt (comparable to the Company's financial strength) or current rates offered to the Company for debt with the same maturities. Since quoted prices for identical instruments in active markets are not available (Level 1), the Company makes use of observable market-based inputs to calculate fair value, which is Level 2.

12. Segment Information

The Company conducts its business almost entirely in food packaging with two reportable segments: Vegetable and Fruit/Snack. The reportable segments reflect how the Company's Chief Executive Officer, who is the Chief Operating Decision Maker ("CODM"), allocates resources and evaluates performance, and how the Company's internal management financial reporting is structured. The Company's CODM evaluates the performance of these reportable segments with a focus on earnings (loss) before income taxes as the measure of segment profit or loss.

The Other category consists of the Company's non-food operations including revenue derived from the sale of cans, ends, seed, outside revenue from the Company's aircraft operations, and certain corporate items. These ancillary activities do not qualify as an operating segment and are not eligible for aggregation with one of the identified operating segments; therefore they are combined and presented within the "Other" category.

Earnings (loss) before income taxes is utilized by the CODM to assess the profitability of the business. The CODM uses this information in making key operational decisions, including but not limited to, approval of annual budgets, expanding into new markets or product categories, pursuing business acquisitions or divestures, and initiating major capital expenditures. Analysis of current and historical trends of segment performance, including consideration of known favorable or unfavorable factors that contributed to the financial results for a given period, may also be performed as part of the process. The Company's business strategies are prioritized and assessed to determine how resources should be allocated to achieve the initiatives and the associated impact on segment performance.

Segment information is provided on a FIFO basis which is consistent with how financial information is prepared internally and provided to the CODM. The LIFO impact on earnings (loss) before income taxes and total assets is shown separately for purposes of reconciling to the GAAP financial statement measure shown on the Consolidated Statements of Net Earnings and Consolidated Balance Sheets.

Notes to Consolidated Financial Statements

Seneca Foods Corporation

The Company adopted ASU 2023-07 during the fiscal year ended March 31, 2025, the impact of which expanded the required segment disclosures including retrospective application for prior fiscal year amounts. The following table summarizes segment earnings (loss) before income taxes and significant segment expenses (in thousands):

	Vegetable		Fruit and Snack		Other		Subtotal (FIFO basis)		LIFO Impact		Total
Fiscal Year 2025:											
Net sales (1)	$	1,439,029	$	107,373	$	32,485	$	1,578,887	$	-	$1,578,887
Cost of products sold		1,282,833		87,492		23,887		1,394,212		34,474	1,428,686
Selling and advertising expense (2)		30,842		2,680		428		33,950		-	33,950
General and administrative expense		27,440		3,243		10,826		41,509		-	41,509
Other segment items (3)		(3,214)		-		(9,772)		(12,986)		-	(12,986)
Interest expense, net of interest income		30,370		2,251		624		33,245		-	33,245
Earnings (loss) before income taxes	$	70,758	$	11,707	$	6,492	$	88,957	$	(34,474)	$ 54,483
Income taxes											13,259
Net earnings											$ 41,224
Additional segment disclosures:											
Depreciation and amortization (4)	$	40,770	$	3,388	$	618	$	44,776	$	-	$ 44,776
Capital expenditures (5)	$	60,431	$	1,117	$	-	$	61,548	$	-	$ 61,548
Total assets	$	1,433,773	$	104,666	$	2,246	$	1,540,685	$	(359,256)	$1,181,429
Fiscal Year 2024:											
Net sales (1)	$	1,325,618	$	100,835	$	32,150	$	1,458,603	$	-	$1,458,603
Cost of products sold		1,137,351		88,993		21,699		1,248,043		22,342	1,270,385
Selling and advertising expense (2)		30,843		3,011		369		34,223		-	34,223
General and administrative expense		30,331		3,011		13,644		46,986		-	46,986
Other segment items (3)		2,634		209		(12,853)		(10,010)		-	(10,010)
Interest expense, net of interest income		31,607		2,347		66		34,020		-	34,020
Earnings (loss) before income taxes	$	92,852	$	3,264	$	9,225	$	105,341	$	(22,342)	$ 82,999
Income taxes											19,681
Net earnings											$ 63,318
Additional segment disclosures:											
Depreciation and amortization (4)	$	39,364	$	3,480	$	634	$	43,478	$	-	$ 43,478
Capital expenditures (5)	$	42,089	$	1,536	$	-	$	43,625	$	-	$ 43,625
Total assets	$	1,604,449	$	100,627	$	3,703	$	1,708,779	$	(324,782)	$1,383,997
Fiscal Year 2023:											
Net sales (1)	$	1,374,468	$	104,156	$	30,728	$	1,509,352	$	-	$1,509,352
Cost of products sold		1,151,397		100,272		21,753		1,273,422		131,611	1,405,033
Selling and advertising expense (2)		34,861		3,227		387		38,475		-	38,475
General and administrative expense		28,278		2,858		11,461		42,597		-	42,597
Other segment items (3)		9,693		554		(15,118)		(4,871)		-	(4,871)
Interest expense, net of interest income		12,684		1,180		461		14,325		-	14,325
Earnings (loss) before income taxes	$	137,555	$	(3,935)	$	11,784	$	145,404	$	(131,611)	$ 13,793
Income taxes											4,562
Net earnings											$ 9,231
Additional segment disclosures:											
Depreciation and amortization (4)	$	37,359	$	3,024	$	558	$	40,941	$	-	$ 40,941
Capital expenditures (5)	$	57,593	$	13,406	$	806	$	71,805	$	-	$ 71,805
Total assets	$	1,415,857	$	95,658	$	3,646	$	1,515,161	$	(302,440)	$1,212,721

Notes to Consolidated Financial Statements

Seneca Foods Corporation

The following footnotes should be read in connection with the segment disclosure table shown on the previous page:

(1) Information received by the CODM as part of net sales includes trade promotion costs representing amounts paid to retailers for shelf space, to obtain favorable display positions, and to offer temporary price reductions for the sale of the Company's products to consumers.

(2) Information received by the CODM as part of selling and advertising expenses includes direct selling expenses such as brokerage costs, sales force employee compensation, and costs incurred to execute sales to customers.

(3) Other segment items include plant restructuring, other operating (income) expense, net and other non-operating income, each of which are not considered to be significant segment expenses. These amounts are combined into one line for purposes of reconciling to the reported measure of earnings (loss) before income taxes.

(4) Depreciation and amortization are required to be disclosed as both amounts are included in the reported measure of earnings (loss) before income taxes. The amounts are not considered to be significant segment expenses and therefore are shown separately as an additional segment disclosure. Depreciation and amortization are included within the line items for cost of products sold and general and administrative expense.

(5) Capital expenditures represent fixed asset additions recorded during the respective fiscal year, regardless of payment timing. The total shown for each fiscal year reconciles to amounts reported on the Consolidated Statements of Cash Flows within the sections for net cash used in investing activities and supplemental noncash transaction information.

The following table sets forth United States and international net sales (in thousands, except percentages):

| | Fiscal Year: | | |
	2025	2024	2023
Net sales:			
United States	$ 1,492,266	$ 1,374,774	$ 1,408,710
International	86,621	83,829	100,642
Total net sales	$ 1,578,887	$ 1,458,603	$ 1,509,352
As a percentage of net sales:			
United States	94.5%	94.3%	93.3%
International	5.5%	5.7%	6.7%
Total	100.0%	100.0%	100.0%

For fiscal years 2025, 2024 and 2023, one customer (Customer A) accounted for approximately 16%, 14%, and 14% of net sales, respectively. As of March 31, 2025 and March 31, 2024, Customer A accounted for approximately 24% and 25% of trade receivables, respectively. No other customers accounted for more than 10% of the Company's net sales or trade receivables for the respective periods. The Company does not have any long-lived assets located outside of the United Sates.

13. Legal Proceedings, Other Contingencies, and Commitments

In the ordinary course of its business, the Company is made a party to certain legal proceedings seeking monetary damages, including proceedings involving product liability claims, workers' compensation along with other employee claims, tort and other general liability claims, for which it carries insurance, as well as patent infringement and related litigation. The Company is in a highly regulated industry and is also periodically involved in government actions for regulatory violations and other matters surrounding the manufacturing of its products, including, but not limited to, environmental, employee, and product safety issues. While it is not feasible to predict or determine the ultimate outcome of these matters, the Company does not believe that an adverse decision in any of these legal proceedings would have a material impact on its financial position, results of operations, or cash flows.

Notes to Consolidated Financial Statements

Seneca Foods Corporation

In the normal course of its business, the Company has posted a surety bond and a surety-backed letter of credit which serve as collateral for its workers' compensation policy. The primary purpose of these instruments is to indemnify the beneficiary should the Company be unable to fulfill its obligations for claims asserted under the workers' compensation policy. Both the surety bond and the surety-backed letter of credit are automatically renewed annually, unless the issuer gives cancellation notice in advance. As of March 31, 2025, the available undrawn amount of the surety bond and the surety-backed letter of credit was $4.0 million and $13.8 million, respectively. The Company is not aware of any outstanding claims made against either of these instruments.

14. Related Party Transactions

During fiscal year 2025, approximately 2% of vegetables supplied to the Company were grown by a Director of Seneca Foods Corporation. The Company's grower purchases from the Director were $2.8 million, $3.0 million, and $3.1 million in fiscal years 2025, 2024 and 2023, respectively, pursuant to a raw vegetable grower contract. The Chairman of the Audit Committee reviewed the relationship and determined that the contract was negotiated at arm's length and on no more favorable terms than to other growers in the marketplace.

The Company incurred expenses for charitable contributions to the Seneca Foods Foundation (the "Foundation"), a related party, in the amount of $0.5 million, $1.0 million and $0.5 million in fiscal years 2025, 2024 and 2023, respectively. The Foundation is a nonprofit entity that supports charitable activities by making grants to unrelated organizations or institutions and is managed by current employees of the Company. The three current trustees of the Foundation are either current members of the Company's Board of Directors or an immediate family member of a Company Director.

The Company maintains a liability for retirement arrangements to beneficiaries that have family relationships with two of the Company's current Directors. As of March 31, 2025 and 2024, the liability for these benefits totaled $1.0 million and $1.0 million, respectively. Payments are made monthly over the beneficiary's lifetime.

15. Asset Acquisition

On November 8, 2023, the Company executed an Asset Purchase Agreement and associated License Agreement with B&G Foods, Inc., (the "Seller") to acquire certain assets from the Seller relating to its *Green Giant*® shelf-stable vegetable product line (the "transaction"). The acquired assets include inventory and an associated license which allows the Company to manufacture, market, distribute, and sell *Green Giant*® shelf-stable vegetable products within the United States in perpetuity. The purchase price was $55.2 million in cash and was funded from borrowings under the Company's Revolver.

The transaction was accounted for as an asset acquisition in accordance with ASC 805, *Business Combinations*, because substantially all of the fair value of the gross assets acquired were concentrated in a singular asset, the acquired inventory, which was recorded at a value of $52.5 million. Additionally, a portion of the purchase price was used to settle preexisting liabilities of $2.7 million. The amount was comprised of $3.9 million of deferred revenue for which the associated performance obligation had not yet been performed by the Company for the Seller prior to the transaction date, offset by $1.2 million of accompanying deferred costs.

Report of Independent Registered Public Accounting Firm

To the stockholders and the Board of Directors of Seneca Foods Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Seneca Foods Corporation and subsidiaries (the "Company") as of March 31, 2025 and 2024, the related consolidated statements of net earnings, comprehensive income, stockholders' equity, and cash flows, for the years then ended, and the related notes and the schedules listed in the Index at Item 15 (collectively referred to as the "financial statements"). In our opinion, the 2025 and 2024 financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2025 and 2024, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The consolidated financial statements of the Company for the year ended March 31, 2023, before the effects of the retrospective adjustments to the disclosures for the adoption of Accounting Standards Update ("ASU") 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures (ASU 2023-07), discussed in Notes 1 and 12 to the financial statements, were audited by predecessor auditors whose report, dated June 13, 2023 (except for Note 4, as to which the date is July 31, 2023 and except for Note 12, before the effects of the change in accounting described in Notes 1 and 12, as to which the date is June 13, 2024), expressed an unqualified opinion on those statements. We have also audited the adjustments to the 2023 consolidated financial statements to retrospectively apply the change in accounting for the adoption of ASU 2023-07 in 2025, as discussed in Notes 1 and 12 to the financial statements. Our procedures included (1) comparing the amounts of segment costs of product sold, segment selling and advertising expense, segment general and administrative expense, and other segment items for the adoption of ASU 2023-07 to the Company's underlying accounting analysis and (2) recalculating the mathematical accuracy of the reconciliations of segment amounts to the consolidated financial statements. In our opinion, such retrospective adjustments are appropriate and have been properly applied. However, we were not engaged to audit, review, or apply any procedures to the 2023 consolidated financial statements of the Company other than with respect to these retrospective adjustments, and accordingly, we do not express an opinion or any other form of assurance on the 2023 consolidated financial statements taken as a whole.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of March 31, 2025, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 12, 2025, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Report of Independent Registered Public Accounting Firm

Inventories — Refer to Notes 1 and 4 to the financial statements

Critical Audit Matter Description

Substantially all inventories are stated at the lower of cost or market with cost determined using the last in, first out ("LIFO") method. An actual valuation of inventory under the LIFO method is made at the end of each fiscal year based on inventory levels and costs at that time to adjust the inventory balance from First in, first out ("FIFO") cost to LIFO cost. The excess of inventory valuation calculated using FIFO cost over LIFO cost amounted to $359.3 million. Management performs manual calculations using significant assumptions and judgments regarding inventory quantities and costs to estimate the amount of excess FIFO cost over LIFO cost.

We identified valuation of inventories at LIFO cost as a critical audit matter because of the significant assumptions, manual calculations, and judgments in the calculation of the excess of FIFO cost over LIFO cost, specifically due to the changes in current costs and quantities of materials. Auditing management's calculations was complex and required a high degree of auditor judgement and subjectivity when performing audit procedures and evaluating the audit evidence obtained, due to the sensitivity of the calculation to quantity and price fluctuations.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the valuation of FIFO over LIFO inventories included the following, among others:

- We tested the effectiveness of the control over the calculation of the excess of FIFO cost over LIFO cost, including management's control over the key inputs of the calculation for inventory valuation.

- We tested the completeness, accuracy, and relevance of the underlying data used in management's calculation of the excess of FIFO cost over LIFO cost.

- We tested the calculations and application of management's methodologies related to the calculation of the excess of FIFO cost over LIFO cost.

- We tested the mathematical accuracy of management's manual calculation.

/s/ Deloitte & Touche LLP

Rochester, NY
June 12, 2025

We have served as the Company's auditor since 2023.

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
Seneca Foods Corporation

Opinion on the Financial Statements

We have audited, before the effects of the adjustments to retrospectively apply the change in accounting described in Notes 1 and 12, the accompanying consolidated statements of net earnings, comprehensive income, stockholders' equity, and cash flows for the year ended March 31, 2023, and the related notes and the schedule listed in the Index at Item 15 (collectively referred to as the "financial statements"). In our opinion, the financial statements referred to above present fairly, in all material respects, the results of the Company's operations and its cash flows for the year ended March 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

We were not engaged to audit, review, or apply any procedures to the adjustments to retrospectively apply the change in accounting (as described in Notes 1 and 12) and, accordingly we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by the successor auditor.

Basis for Opinion

The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We served as the Company's auditor from 2019 to 2023.

Southfield, Michigan
June 13, 2023, except for Note 4, as to which the date is July 31, 2023 and except for Note 12, before the effects of the change in accounting described in Notes 1 and 12, as to which the date is June 13, 2024

Schedule II
VALUATION AND QUALIFYING ACCOUNTS
(In thousands)

Seneca Foods Corporation

	Balance at beginning of period	Charged / (credited) to income	Charged to other accounts	Deductions from reserve		Balance at end of period
Year-ended March 31, 2023:						
Allowance for doubtful accounts	$ 54	$ (20)	$ -	$ -	(a)	$ 34
Income tax valuation allowance	$ 3,931	$ 1,076	$ -	$ -		$ 5,007
Year-ended March 31, 2024:						
Allowance for doubtful accounts	$ 34	$ 289	$ -	$ 270	(a)	$ 53
Income tax valuation allowance	$ 5,007	$ (123)	$ -	$ -		$ 4,884
Year-ended March 31, 2025:						
Allowance for doubtful accounts	$ 53	$ (128)	$ -	$ (146)	(a)	$ 71
Income tax valuation allowance	$ 4,884	$ (1,165)	$ -	$ -		$ 3,719

(a) Accounts written off, net of recoveries.

Management's Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over the Company's financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act). Because of its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of the Company's internal control over financial reporting as of March 31, 2025. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in *Internal Control-Integrated Framework (2013)*. Based on our assessment, management believes that, as of March 31, 2025, our internal control over financial reporting is effective based on those criteria.

The Company's independent registered public accounting firm, Deloitte & Touche LLP, has issued its report on the effectiveness of the Company's internal control over financial reporting. Their report appears on the next page.

Report of Independent Registered Public Accounting Firm

To the stockholders and the Board of Directors of Seneca Foods Corporation

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Seneca Foods Corporation and subsidiaries (the "Company") as of March 31, 2025, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2025, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended March 31, 2025, of the Company and our report dated June 12, 2025, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Deloitte & Touche LLP

Rochester, NY
June 12, 2025

Shareholder Information

Seneca Foods Corporation

The Company's common stock is traded on The NASDAQ Global Select Market. The 5.3 million Class A outstanding shares and 1.6 million Class B outstanding shares are owned by 98 and 107 shareholders of record, as of March 31, 2025, respectively.

As of March 31, 2025, the most restrictive credit agreement limitation on the Company's payment of dividends, to holders of Class A or Class B Common Stock is an annual total limitation of $50,000, reduced by aggregate annual dividend payments totaling $23,181 that the Company presently pays on two outstanding classes of preferred stock. Payment of dividends to common stockholders is made at the discretion of the Company's Board of Directors and depends, among other factors, on earnings, capital requirements, and the operating and financial condition of the Company. The Company has not declared or paid a common dividend in many years.

Stock Performance Graph

The graph below compares the cumulative total shareholder return on the Company's Class A Common Stock (SENEA) for the last five fiscal years ended March 31 with (1) the cumulative return on the S&P SmallCap 600 and (2) the cumulative return on the S&P Packaged Foods & Meats Index for this same time period. The graph assumes the investment of $100 on March 31, 2020 and reinvestment of all dividends. The common stock price performance shown on the graph only reflects the change in the Company's SENEA price relative to the noted indices and is not necessarily indicative of future price performance.



COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Seneca Foods Corporation, the S&P SmallCap 600 Index and the S&P 500 Packaged Foods & Meats Index

*$100 invested on 3/31/20 in stock or index, including reinvestment of dividends.
Fiscal year ending March 31.

	For the Fiscal Year Ended March 31,					
	2020	**2021**	**2022**	**2023**	**2024**	**2025**
Seneca Foods Corporation	$ 100.00	$ 118.38	$ 129.56	$ 131.40	$ 143.04	$ 223.83
S&P SmallCap 600	$ 100.00	$ 195.33	$ 197.73	$ 180.30	$ 209.02	$ 201.95
S&P Packaged Foods and Meats Index	$ 100.00	$ 124.03	$ 136.74	$ 150.26	$ 139.86	$ 135.16

Corporate Information

Seneca Foods Corporation

Manufacturing Plants, Warehouses, and Corporate Offices

	Square Footage	Acres
	(000s)	
Food Group		
Nampa, Idaho	244	16
Payette, Idaho	404	43
Princeville, Illinois	278	568
Hart, Michigan	368	134
Traverse City, Michigan	58	43
Blue Earth, Minnesota	287	429
Glencoe, Minnesota	699	999
LeSueur, Minnesota	81	497
Montgomery, Minnesota	572	1,172
Rochester, Minnesota	835	461
Geneva, New York	762	593
Leicester, New York	228	91
Dayton, Oregon	82	19
Dayton, Washington	250	29
Yakima, Washington	122	8
Baraboo, Wisconsin	642	13
Berlin, Wisconsin	97	125
Cambria East, Wisconsin	399	401
Cambria West, Wisconsin	365	411
Clyman, Wisconsin	447	724
Cumberland, Wisconsin	437	307
Gillett, Wisconsin	329	90
Janesville, Wisconsin	1,299	341
Mayville, Wisconsin	239	354
Oakfield, Wisconsin	231	2,135
Ripon, Wisconsin	647	164
Non-Food Group		
Fairport, New York	13	
Penn Yan, New York	27	4
Total	10,442	10,171

Corporate Information

Seneca Foods Corporation

Directors

Kraig H. Kayser, Chairman Former President and Chief Executive Officer Seneca Foods Corporation	John P. Gaylord President Jacintoport Terminal Company	Donald J. Stuart Managing Partner/Founder Cadent Consulting Group
Kathryn J. Boor, Ph.D. Dean of the Graduate School and Vice Provost for Graduate Education at Cornell University	Linda K. Nelson Former Chief Financial Officer Birds Eye Foods	Bruce E. Ware Chairman and Chief Executive Officer One America Bancorp Inc.
Peter R. Call President My-T Acres, Inc.	Paul L. Palmby President and Chief Executive Officer Seneca Foods Corporation	Keith A. Woodward Former Chief Financial Officer Tennant Company

Executive Officers

Paul L. Palmby, President Chief Executive Officer	Timothy R. Nelson, Senior Vice President Operations, President of Fruit and Snack
Dean E. Erstad, Senior Vice President Sales and Marketing	Michael S. Wolcott, Senior Vice President Chief Financial Officer and Treasurer

Officers

Carl A. Cichetti, Senior Vice President Technology and Planning, Chief Information Officer	Aaron M. Girard, Senior Vice President Logistics	Gregory R. Ide, Vice President Corporate Controller and Assistant Secretary
John D. Exner, General Counsel Secretary	Matt J. Henschler, Senior Vice President Technical Services and Development	Julie A. Roloson, Senior Vice President Human Resources, Chief Administrative Officer

Operations

Jon A. Brekken, Vice President Western Vegetable Operations	Leon Lindsay, Vice President Strategic Sourcing	James Quinlan, Vice President Can Manufacturing
Aimee Jo Schilling, Vice President Human Resources	Eric E. Martin, Vice President Eastern Vegetable Operations	Mary Sagona, Vice President Accounting
Paul Hendrickson, Vice President Process Excellence	Janelle Murphy, Vice President Procurement	Benjamin M. Scherwitz, Vice President Technical Services
Harry Henschler, Vice President Safety	Beth Newell, General Manager Seneca Snack	Joshua Studier, Vice President Accounting
Richard Leppert, General Manager Seneca Flight	Timothy Nolan, Vice President Information Technology	Richard L. Waldorf, Vice President Customer Service

Sales and Marketing Groups

Carl B. Bowling, Vice President Branded Sales	Jesse Hayes, Vice President Frozen Sales and Chain Accounts	Victoria A. Ninneman, Vice President Industrial and Ingredient Sales
Matt Brown, Vice President Foodservice Dry Grocery	George E. Hopkins, III, Vice President Private Label Retail	Courtney Schulis, Vice President Glace Sales
David A. Carter, Vice President Marketing and National Accounts	Kevin F. Lipps, Vice President International Sales	Aaron L. Wadell, Vice President E-Business

Corporate Information

Seneca Foods Corporation

Forward Looking Statements

Except for the historical information contained herein, the matters discussed in this annual report are forward-looking statements as defined in the Private Securities Litigation Reform Act (PSLRA) of 1995. The Company wishes to take advantage of the "safe harbor" provisions of the PSLRA by cautioning that numerous important factors, which involve risks and uncertainties, including but not limited to economic, competitive, governmental, and technological factors affecting the Company's operations, markets, products, services and prices, and other factors discussed in the Company's filings with the Securities and Exchange Commission, in the future, could affect the Company's actual results and could cause its actual consolidated results to differ materially from those expressed in any forward-looking statement made by, or on behalf of, the Company.

Shareholder Information

For investor information, including comprehensive earnings releases: http://www.senecafoods.com/investors

Annual Meeting

The 2025 Annual Meeting of Shareholders will be held on Thursday, August 7, 2025, beginning at 1:00 PM (CDT) at the Company's offices at 418 East Conde Street, Janesville, Wisconsin. A formal notice of the meeting, together with a proxy statement and proxy form, will be mailed to shareholders of record as of June 13, 2025.

How To Reach Us
Seneca Foods Corporation
350 WillowBrook Office Park
Fairport, New York 14450
(585) 495-4100
www.senecafoods.com/investors
investors@senecafoods.com

Additional Information

Annual Report and Other Investor Information
A copy of the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 2025, as filed with the Securities and Exchange Commission, will be provided by the Company to any shareholder who so requests in writing to:

Gregory R. Ide
Seneca Foods Corporation
350 WillowBrook Office Park
Fairport, New York 14450
(585) 495-4100

This annual report is also available online at http://www.senecafoods.com/investors

Foundation/Contribution Requests
Seneca Foods Foundation
Julie A. Roloson
350 WillowBrook Office Park
Fairport, New York 14450
(585) 495-4100
foundation@senecafoods.com

Transfer Agent and Registrar
Computershare
211 Quality Circle, Suite 210
College Station, Texas 77845
(800) 622-6757 (US, Canada, Puerto Rico)
(781) 575-4735 (Non-US)
www.computershare.com/investor

Independent Registered Public Accounting Firm
Deloitte & Touche LLP
Rochester, New York

Corporate Governance
www.senecafoods.com/corporate-governance

General Counsel
Bond, Schoeneck & King, PLLC
Buffalo, New York

Code of Business Ethics
www.senecafoods.com/code-ethics
Hotline (800) 213-9185

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Seneca Foods Corporation
350 WillowBrook Office Park
Fairport, New York 14450
www.senecafoods.com